UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2019 AND 2018

Address:   No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Review Report of Independent Accountants

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, the “Company”) as of September 30, 2019 and 2018, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).   Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.  Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China.  A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent accountants (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2019 and 2018, and its consolidated financial performance for the three-month and nine-month periods ended September 30, 2019 and 2018, and its consolidated cash flows for the nine-month periods ended September 30, 2019 and 2018, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

Other Matter – Making Reference to the Reviews of Other Independent Accountants

We did not review the financial statement of certain associates and joint ventures accounted for   under the equity method.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$9,789 million and NT$9,875 million, which represented 2.62% and 2.65% of the total consolidated assets as of September 30, 2019 and 2018, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$77 million, NT$17 million, NT$560 million and NT$364 million, which represented 3.91%, 2.09%, 20.22% and 7.63% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2019 and 2018, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$326 million, NT$(54) million, NT$869 million and NT$84 million, which represented 12.90%, 3.92%, 10.97% and 1.30% of the consolidated total comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018, respectively, are based solely on the reports of other independent accountants.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

October 30, 2019

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2019, December 31, 2018 and September 30, 2018 (September 30, 2019 and 2018 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2019	December 31, 2018	September 30, 2018
Current assets
Cash and cash equivalents	6(1)	$ 86,754,723	$ 83,661,739	$ 81,520,158
Financial assets at fair value through profit or loss, current	6(2), 12(7)	633,940	528,450	422,326
Contract assets, current	6(19)	113,658	92,210	338,096
Notes receivable		232	118	6,533
Accounts receivable, net	6(3)	23,194,466	23,735,989	25,268,851
Accounts receivable-related parties, net	7	217,242	138,912	334,598
Other receivables		744,625	708,432	1,273,498
Current tax assets		34,534	20,856	31,463
Inventories, net	6(4)	19,989,749	18,203,119	17,588,556
Prepayments		13,307,671	11,225,322	11,626,693
Non-current assets held for sale	6(7)	65,237	-	-
Other current assets	6(1), 6(19)	18,434,452	2,878,285	1,742,809
Total current assets		163,490,529	141,193,432	140,153,581

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 7, 12(7)	12,385,232	11,555,847	12,508,679
Financial assets at fair value through other comprehensive income, noncurrent	6(5), 12(7)	16,227,393	11,585,477	11,722,990
Investments accounted for under the equity method	6(6), 7	11,725,364	10,363,977	12,028,943
Property, plant and equipment	6(7), 8	148,946,333	172,846,595	177,716,434
Right-of-use assets	6(8), 8	8,074,037	-	-
Intangible assets	6(9), 7	3,642,903	2,991,804	3,206,651
Deferred tax assets		6,165,947	6,387,909	6,621,333
Prepayment for equipment		303,691	661,402	1,282,147
Refundable deposits	8	2,749,204	2,757,399	2,775,848
Other noncurrent assets-others	8	333,834	4,261,064	4,652,623
Total non-current assets		210,553,938	223,411,474	232,515,648

Total assets		$ 374,044,467	$ 364,604,906	$ 372,669,229

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2019, December 31, 2018 and September 30, 2018 (September 30, 2019 and 2018 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2019	December 31, 2018	September 30, 2018
Current liabilities
Short-term loans	6(10), 6(26)	$ 16,482,956	$ 13,103,808	$ 14,817,804
Hedging financial liabilities, current	6(11), 12(7)	-	-	64,315
Contract liabilities, current	6(19)	1,122,187	932,371	1,978,822
Notes and accounts payable		6,627,522	6,801,745	6,885,729
Other payables	7	12,030,681	12,455,861	12,145,915
Payables on equipment		3,002,264	4,008,142	2,585,508
Current tax liabilities		1,102,270	2,059,172	2,096,528
Liabilities directly associated with non-current assets held for sale	6(7)	2,455	-	-
Lease liabilities, current	6(8), 6(26)	467,610	-	-
Current portion of long-term liabilities	6(12), 6(13), 6(26), 8, 12(7)	23,599,452	5,121,396	5,509,780
Other current liabilities	6(15), 6(16), 6(26), 7	5,887,500	5,416,842	5,349,106
Total current liabilities		70,324,897	49,899,337	51,433,507

Non-current liabilities
Contract liabilities, noncurrent	6(19)	497,120	-	-
Bonds payable	6(12), 6(26), 12(7)	18,686,893	38,878,947	38,788,603
Long-term loans	6(13), 6(26), 8, 12(7)	36,542,501	28,204,054	28,670,385
Deferred tax liabilities		2,090,428	1,965,693	1,941,263
Lease liabilities, noncurrent	6(8), 6(26)	5,258,281	-	-
Net defined benefit liabilities, noncurrent	6(14)	4,140,361	4,167,174	4,118,683
Guarantee deposits	6(26)	259,656	612,903	484,491
Other noncurrent liabilities-others	6(15), 6(26), 9(5)	31,200,036	34,340,307	34,674,331
Total non-current liabilities		98,675,276	108,169,078	108,677,756

Total liabilities		169,000,173	158,068,415	160,111,263

Equity attributable to the parent company
Capital	6(17)
Common stock		117,243,187	124,243,187	124,243,187
Additional paid-in capital	6(12), 6(17), 6(18)
Premiums		34,234,413	36,278,383	36,278,383
Treasury stock transactions		2,741,184	1,737,113	1,737,113
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiariesa		573,336	573,336	573,336
Recognition of changes in subsidiaries’ ownership		104	39	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		108,975	108,613	99,204
Employee stock options		175,824	178,401	58,087
Stock options		1,515,297	1,515,297	1,515,297
Other		10,509	8,181	8,553
Retained earnings	6(17)
Legal reserve		11,572,579	10,865,280	10,865,280
Special reserve		14,513,940	-	-
Unappropriated earnings		31,702,486	50,723,263	53,865,375
Other components of equity
Exchange differences on translation of foreign operations		(6,159,724)	(5,692,326)	(6,251,427)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		(3,471,356)	(8,819,556)	(8,360,617)
Gains or losses on hedging instruments		(2,058)	(2,058)	(51,452)
Treasury stock	6(17), 6(18)	(119,801)	(5,647,430)	(2,515,594)
Total equity attributable to the parent company		204,638,895	206,069,723	212,064,725

Non-controlling interests	6(17)	405,399	466,768	493,241
Total equity		205,044,294	206,536,491	212,557,966

Total liabilities and equity		$ 374,044,467	$ 364,604,906	$ 372,669,229

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2019 and 2018
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2019	2018	2019	2018
Operating revenues	6(19), 7, 14	$ 37,738,440	$ 39,386,656	$ 106,352,583	$ 115,735,370
Operating costs	6(4), 6(9), 6(14), 6(18), 6(20), 7, 14	(31,305,920)	(32,465,029)	(92,005,953)	(97,496,569)
Gross profit		6,432,520	6,921,627	14,346,630	18,238,801
Operating expenses	6(3), 6(9), 6(14), 6(18), 6(20), 7, 14
Sales and marketing expenses		(969,734)	(987,158)	(2,811,138)	(2,999,223)
General and administrative expenses		(1,344,804)	(1,385,189)	(3,832,768)	(3,484,232)
Research and development expenses		(2,813,050)	(3,328,898)	(8,407,417)	(9,280,121)
Expected credit losses		(3,753)	-	(590,619)	-
Subtotal		(5,131,341)	(5,701,245)	(15,641,942)	(15,763,576)
Net other operating income and expenses	6(7), 6(15), 6(21), 14	1,207,569	1,215,052	3,967,571	3,910,732
Operating income		2,508,748	2,435,434	2,672,259	6,385,957
Non-operating income and expenses
Other income		813,067	667,980	1,455,281	1,135,366
Other gains and losses	6(22)	67,769	(770,641)	834,764	(425,354)
Finance costs	6(22)	(769,453)	(736,016)	(2,270,057)	(2,144,110)
Share of profit or loss of associates and joint ventures	6(6), 14	108,905	193,182	505,913	480,333
Exchange loss, net	12	(751,651)	(961,416)	(426,981)	(661,022)
Subtotal		(531,363)	(1,606,911)	98,920	(1,614,787)
Income from continuing operations before income tax		1,977,385	828,523	2,771,179	4,771,170
Income tax (expense) benefit	6(24), 14	(38,976)	(631,665)	202,221	872,022
Net income		1,938,409	196,858	2,973,400	5,643,192
Other comprehensive income (loss)	6(23)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		1,848,728	356,337	4,686,383	1,591,531
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss		-	(64,315)	-	(64,315)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		333,124	(254,124)	879,098	(123,975)
Income tax related to items that will not be reclassified subsequently	6(24)	(131,554)	50,550	(141,712)	90,436
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(1,454,645)	(1,646,056)	(499,675)	(643,428)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(3,741)	(9,232)	41,640	4,365
Income tax related to items that may be reclassified subsequently	6(24)	(1,553)	(593)	(18,731)	(14,418)
Total other comprehensive income (loss), net of tax		590,359	(1,567,433)	4,947,003	840,196
Total comprehensive income (loss)		$ 2,528,768	$ (1,370,575)	$ 7,920,403	$ 6,483,388

Net income (loss) attributable to:
Stockholders of the parent		$ 2,928,678	$ 1,720,426	$ 5,870,601	$ 8,779,603
Non-controlling interests		(990,269)	(1,523,568)	(2,897,201)	(3,136,411)
		$ 1,938,409	$ 196,858	$ 2,973,400	$ 5,643,192

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 3,540,356	$ 278,817	$ 10,840,907	$ 9,734,386
Non-controlling interests		(1,011,588)	(1,649,392)	(2,920,504)	(3,250,998)
		$ 2,528,768	$ (1,370,575)	$ 7,920,403	$ 6,483,388

Earnings per share (NTD)	6(25)
Earnings per share-basic		$ 0.25	$ 0.14	$ 0.50	$ 0.73
Earnings per share-diluted		$ 0.23	$ 0.13	$ 0.46	$ 0.67

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2019 and 2018
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Gains or Losses on Hedging Instruments	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Adjusted balance as of January 1, 2018		$ 126,243,187	$ 40,858,350	$ 9,902,407	$ -	$ 56,133,198	$ (5,712,533)	$ (9,867,013)	$ -	$ (4,719,037)	$ 212,838,559	$ 958,405	$ 213,796,964
Appropriation and distribution of 2017 retained earnings	6(17)
Legal reserve		-	-	962,873	-	(962,873)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	(8,557,023)	-	-	-	-	(8,557,023)	-	(8,557,023)
Net income for the nine-month ended September 30, 2018	6(17)	-	-	-	-	8,779,603	-	-	-	-	8,779,603	(3,136,411)	5,643,192
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2018	6(17), 6(23)	-	-	-	-	21,655	(538,894)	1,523,474	(51,452)	-	954,783	(114,587)	840,196
Total comprehensive income (loss)		-	-	-	-	8,801,258	(538,894)	1,523,474	(51,452)	-	9,734,386	(3,250,998)	6,483,388
Share-based payment transaction	6(18)	-	575,913	-	-	-	-	-	-	2,203,443	2,779,356	-	2,779,356
Treasury stock acquired	6(17)	-	-	-	-	-	-	-	-	(3,129,182)	(3,129,182)	-	(3,129,182)
Treasury stock cancelled	6(17)	(2,000,000)	(1,129,182)	-	-	-	-	-	-	3,129,182	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	1,722	-	-	17,078	-	(17,078)	-	-	1,722	-	1,722
Changes in subsidiaries' ownership	6(17)	-	-	-	-	(475,311)	-	-	-	-	(475,311)	(279,907)	(755,218)
Adjustments for dividends subsidiaries received from parent company		-	11,442	-	-	-	-	-	-	-	11,442	-	11,442
Others	6(17)	-	(48,272)	-	-	(1,090,952)	-	-	-	-	(1,139,224)	3,065,741	1,926,517
Balance as of September 30, 2018	6(17)	$ 124,243,187	$ 40,269,973	$ 10,865,280	$ -	$ 53,865,375	$ (6,251,427)	$ (8,360,617)	$ (51,452)	$ (2,515,594)	$ 212,064,725	$ 493,241	$ 212,557,966

Balance as of January 1, 2019	6(17)	$ 124,243,187	$ 40,399,363	$ 10,865,280	$ -	$ 50,723,263	$ (5,692,326)	$ (8,819,556)	$ (2,058)	$ (5,647,430)	$ 206,069,723	$ 466,768	$ 206,536,491
Impact of retroactive applications	3, 6(17)	-	(10,427)	-	-	-	(13,935)	-	-	-	(24,362)	(0)	(24,362)
Adjusted balance as of January 1, 2019	6(17)	124,243,187	40,388,936	10,865,280	-	50,723,263	(5,706,261)	(8,819,556)	(2,058)	(5,647,430)	206,045,361	466,768	206,512,129
Appropriation and distribution of 2018 retained earnings	6(17)
Legal reserve		-	-	707,299	-	(707,299)	-	-	-	-	-	-	-
Special reserve		-	-	-	14,513,940	(14,513,940)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	(6,916,105)	-	-	-	-	(6,916,105)	-	(6,916,105)
Net income for the nine-month ended September 30, 2019	6(17)	-	-	-	-	5,870,601	-	-	-	-	5,870,601	(2,897,201)	2,973,400
Other comprehensive income (loss), net of tax for the nine-month ended September 30, 2019	6(17), 6(23)	-	-	-	-	-	(453,463)	5,423,769	-	-	4,970,306	(23,303)	4,947,003
Total comprehensive income (loss)		-	-	-	-	5,870,601	(453,463)	5,423,769	-	-	10,840,907	(2,920,504)	7,920,403
Share-based payment transaction	6(18)	-	335,166	-	-	-	-	-	-	-	335,166	-	335,166
Treasury stock acquired	6(17)	-	-	-	-	-	-	-	-	(2,859,498)	(2,859,498)	-	(2,859,498)
Treasury stock cancelled	6(17)	(7,000,000)	(1,387,127)	-	-	-	-	-	-	8,387,127	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	362	-	-	252,467	-	(252,467)	-	-	362	-	362
Changes in subsidiaries' ownership	6(17)	-	65	-	-	(22,280)	-	-	-	-	(22,215)	23,940	1,725
Adjustments for dividends subsidiaries received from parent company		-	9,485	-	-	-	-	-	-	-	9,485	-	9,485
Disposal of equity instruments investments measured at fair value through other comprehensive income	6(5)	-	-	-	-	(176,898)	-	176,898	-	-	-	-	-
Others	6(17)	-	12,755	-	-	(2,807,323)	-	-	-	-	(2,794,568)	2,835,195	40,627
Balance as of September 30, 2019	6(17)	$ 117,243,187	$ 39,359,642	$ 11,572,579	$ 14,513,940	$ 31,702,486	$ (6,159,724)	$ (3,471,356)	$ (2,058)	$ (119,801)	$ 204,638,895	$ 405,399	$ 205,044,294

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2019 and 2018
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2019	2018
Cash flows from operating activities:
Net income before tax	$ 2,771,179	$ 4,771,170
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	35,161,692	38,056,356
Amortization	1,453,163	1,578,412
Expected credit losses	590,619	843
Net (gain) loss of financial assets and liabilities at fair value through profit or loss	(823,570)	532,756
Interest expense	2,217,785	2,076,262
Interest income	(745,313)	(534,811)
Dividend income	(709,968)	(600,555)
Share-based payment	327,556	575,355
Share of profit of associates and joint ventures	(505,913)	(480,333)
Loss (gain) on disposal of property, plant and equipment	10,258	(125,126)
Loss (gain) on disposal of investments	6,376	(12,570)
Impairment loss on non-financial assets	85,202	-
Exchange loss on financial assets and liabilities	794,505	1,286,014
Amortization of deferred government grants	(3,061,189)	(2,894,256)
Income and expense adjustments	34,801,203	39,458,347
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(73,209)	499,426
Contract assets	(21,170)	(211,076)
Notes receivable and accounts receivable	(312,999)	(3,321,818)
Other receivables	44,096	22,642
Inventories	(1,831,753)	578,144
Prepayments	(1,383,588)	(307,901)
Other current assets	(15,489,013)	1,051,385
Contract fulfillment costs	(80,890)	(266,109)
Contract liabilities	193,610	(1,969,523)
Notes and accounts payable	(33,327)	331,295
Other payables	(1,294,545)	(1,090,831)
Other current liabilities	516,326	273,691
Net defined benefit liabilities	(26,813)	(19,835)
Other noncurrent liabilities-others	(3,240)	3,240
Cash generated from operations	17,775,867	39,802,247
Interest received	690,933	462,509
Dividend received	746,003	715,384
Interest paid	(1,274,256)	(1,316,387)
Income tax paid	(566,929)	(851,396)
Net cash provided by operating activities	17,371,618	38,812,357

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2019 and 2018
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2019	2018
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (219,917)	$ (531,762)
Proceeds from disposal of financial assets at fair value through profit or loss	205,972	653
Proceeds from disposal of equity instruments investments measured at fair value through other comprehensive income or loss	44,466	-
Acquisition of investments accounted for under the equity method	(10,000)	(840,000)
Proceeds from disposal of investments accounted for under the equity method	3	-
Increase in prepayment for investments	(5,065)	-
Proceeds from capital reduction and liquidation of investments	2,213	113
Acquisition of property, plant and equipment	(13,016,979)	(15,229,219)
Proceeds from disposal of property, plant and equipment	23,417	152,521
Increase in refundable deposits	(149,208)	(1,523,556)
Decrease in refundable deposits	153,875	662,200
Acquisition of intangible assets	(1,508,795)	(546,727)
Government grants related to assets acquisition	639,730	6,996,355
Increase in other noncurrent assets-others	(6,496)	(27,654)
Decrease in other noncurrent assets-others	8,786	821
Net cash used in investing activities	(13,837,998)	(10,886,255)
Cash flows from financing activities:
Increase in short-term loans	21,238,950	17,281,109
Decrease in short-term loans	(17,746,353)	(27,750,312)
Cash payments for the principal portion of the lease liability	(449,157)	-
Redemption of bonds	(2,500,000)	(7,500,000)
Proceeds from long-term loans	11,459,345	58,500
Repayments of long-term loans	(2,517,790)	(894,991)
Increase in guarantee deposits	252,694	45,838
Decrease in guarantee deposits	(11,671)	(115,039)
Cash dividends	(6,913,765)	(8,557,312)
Treasury stock acquired	(2,972,243)	(3,129,182)
Treasury stock sold to employees	-	2,204,000
Change in non-controlling interests	1,538	596,100
Others	7,312	-
Net cash used in financing activities	(151,140)	(27,761,289)
Effect of exchange rate changes on cash and cash equivalents	(286,607)	(319,227)
Net increase (decrease) in cash and cash equivalents	3,095,873	(154,414)
Cash and cash equivalents at beginning of period	83,661,739	81,674,572
Cash and cash equivalents at end of period	$ 86,757,612	$ 81,520,158

Reconciliation of the balances of cash and cash equivalents at end of period:
Cash and cash equivalents balances on the consolidated balance sheets	$ 86,754,723	$ 81,520,158
Cash and cash equivalents included in non-current assets held for sale	2,889	-
Cash and cash equivalents at end of period	$ 86,757,612	$ 81,520,158

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2019 and 2018

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 30, 2019.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)  The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2019.  Apart from the impact of the standards and interpretations which is described below, all other standards and interpretations have no material impact on the Company’s financial position and performance.

a.   IFRS 16 “Leases” (“IFRS 16”)

IFRS 16 replaces IAS 17 “Leases” (“IAS 17”), IFRIC 4 “Determining whether an Arrangement contains a Lease” (“IFRIC 4”), SIC 15 “Operating Leases-Incentives” and SIC 27 “Evaluating the Substance of Transactions in the Legal Form of a Lease” for annual periods beginning on or after January 1, 2019.

The Company elected not to reassess whether a contract was, or contained, a lease at the date of initial application (January 1, 2019) in accordance with the transition provision in IFRS 16.  The Company was permitted to apply IFRS 16 to contracts that were previously identified as leases applying IAS 17 and IFRIC 4.  The Company elected not to restate comparative information and applied the standard retrospectively only to contracts that were not completed at the date of initial application in accordance with the transition provision in IFRS 16.  The Company recognized the cumulative effect of initially applying IFRS 16 on January 1, 2019.  As the Company only has operating leases, the impact arising from the adoption of IFRS 16 are summarized as follows:

i.  For leases that were classified as operating leases applying IAS 17, lease payments were recognized as expenses on a straight-line basis over the lease terms.  Upon adoption of IFRS 16, the Company measured and recognized those leases, except for short-term or low-value asset lease exemptions, as lease liabilities at the present value of the remaining lease payments, discounted using its weighted average incremental borrowing rate of 2.64% on January 1, 2019.  On a lease-by-lease basis, the right-of-use asset was measured and recognized at an amount equal to the lease liability (adjusted by the amount of any prepaid lease payments).  The Company assessed the cumulative effect at the date of initial application was primarily consisted of a decrease in prepayments amounting to NT$15 million; an increase in right-of-use assets amounting to NT$8,578 million; a decrease in other noncurrent assets-others amounting to NT$2,621 million; a decrease in other payables amounting to NT$40 million; an increase in lease liabilities amounting to NT$6,006 million; a decrease in additional paid-in capital-other amounting to NT$10 million; and a decrease in other components of equity amounting to NT$14 million.

ii. In accordance with the transition provision in IFRS 16, the Company used the following practical expedients on a lease-by-lease basis to leases previously classified as operating leases:

(i)  Apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

(ii) Elect to account in the same way as short-term leases to leases for which the lease term ends within 12 months of January 1, 2019.

(iii) Use hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

iii.    The difference between the present value of operating lease commitments under IAS 17 as of December 31, 2018 discounted at the lessee’s incremental borrowing rate and lease liabilities recognized on January 1, 2019 is explained as below:

Operating lease commitments under IAS 17 as of December 31, 2018	$7,408,369
Present value discounted at the incremental borrowing rate on January 1, 2019	$5,997,551
Add: An extension option reasonably certain to be exercised	8,906
Lease liabilities as of January 1, 2019	$6,006,457

(2)  Standards issued by International Accounting Standards Board (“IASB”) which are endorsed by FSC, but not yet adopted by the Company are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IAS 1 and 8	Definition of Material	January 1, 2020

b. IFRS 3 “Business Combinations” (“IFRS 3”) - Definition of a Business (Amendment)

The amendments clarify the definition of a business in IFRS 3 Business Combinations.  The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business.  The amendments clarify the minimum requirements for a business; add guidance to help entities assess whether an acquired process is substantive; and narrow the definitions of a business and of outputs; etc.

c. IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of Material (Amendment)

The main amendment is to clarify a new definition of material.  It states that “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”  The amendments clarify that materiality will depend on the nature or magnitude of information.  An entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements.  A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (b) ~ (c) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

(3)  Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below：

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS28	Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17	Insurance Contracts	1 January 2021
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform	1 January 2020

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

d. IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment) (“IAS 28”)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture.  IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

e. IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) and IFRS 7 “Financial Instruments: Disclosures” - Interest Rate Benchmark Reform

The amendments include a number of exceptions, which apply to all hedging relationships that are directly affected by interest rate benchmark reform.  A hedging relationship is directly affected if the interest rate benchmark reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. Hence, the entity shall apply the exceptions to all hedging relationships directly affected by the interest rate benchmark reform.

The amendments include:

(1)    highly probable requirement: When determining whether a forecast transaction is highly probable, an entity shall assume that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the interest rate benchmark reform.

(2)    prospective assessments: When performing prospective assessments, an entity shall assume that the interest rate benchmark on which the hedged item, hedged risk and/or hedging instrument are based is not altered as a result of the interest rate benchmark reform.

(3)    IAS 39 retrospective assessment: An entity is not required to undertake the IAS 39 retrospective assessment (i.e. the actual results of the hedge are within a range of 80–125%) for hedging relationships directly affected by the interest rate benchmark reform.

(4)    separately identifiable risk components: For hedges of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the separately identifiable requirement only at the inception of such hedging relationships.

The amendments also include the end of application of the exceptions requirements and the related disclosures requirements of the amendments.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (d) ~ (e) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)  Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)  Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)  General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2018.  For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2018.

b. The consolidated entities are as follows:

As of September 30, 2019, December 31, 2018 and September 30, 2018

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2019	December 31, 2018	September 30, 2018
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	93.36	93.36	93.36
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.57	78.47	78.47
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
FORTUNE	UNISTARS CORP.	High brightness LED packages	-	-	83.69
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	98.14	98.14	98.14
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	65.22	65.22	65.22

(4)  Other Significant Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2019 and the year ended December 31, 2018.  For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the three-month period ended March 31, 2019 and for the year ended December 31, 2018.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2019 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2018.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2018.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)  Cash and Cash Equivalents

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Cash on hand and petty cash	$6,077	$6,091	$6,566
Checking and savings accounts	22,569,474	25,021,265	34,403,374
Time deposits	56,559,325	49,139,549	38,327,692
Repurchase agreements collateralized by government bonds and corporate notes	7,619,847	9,494,834	8,782,526
Total	$86,754,723	$83,661,739	$81,520,158

The Company anticipates to invest JPY 54.4 billion for acquiring remaining shares of MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS), and the bank deposits for this acquisition are accounted for as other current assets due to restricted use.

(2)  Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$7,644,515	$6,814,915	$7,497,522
Preferred stocks	3,124,450	2,998,228	3,388,420
Funds	2,132,078	2,030,688	1,795,919
Convertible Bonds	118,129	236,905	223,768
Forward contracts	-	3,561	25,376
Option	-	-	-
Total	$13,019,172	$12,084,297	$12,931,005

Current	$633,940	$528,450	$422,326
Noncurrent	12,385,232	11,555,847	12,508,679
Total	$13,019,172	$12,084,297	$12,931,005

The Company has a call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC, which is measured at fair value and the change of the fair value is recoded in profit or loss.  On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option, and completed the acquisition on October 1, 2019.  Please refer to Note 11.

(3)  Accounts Receivable, Net

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Accounts receivable	$23,799,310	$23,784,141	$25,303,369
Less: loss allowance	(604,844)	(48,152)	(34,518)
Net	$23,194,466	$23,735,989	$25,268,851

Aging analysis of accounts receivable, net:

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Neither past due nor impaired	$19,101,555	$18,271,304	$20,600,635
Past due but not impaired:
≤ 30 days	2,829,566	3,407,690	3,605,016
31 to 60 days	468,482	739,054	521,452
61 to 90 days	17,162	545,366	214,107
91 to 120 days	67,601	365,007	121,933
≥ 121 days	710,100	407,568	205,708
Subtotal	4,092,911	5,464,685	4,668,216
Total	$23,194,466	$23,735,989	$25,268,851

Movement of loss allowance for accounts receivable:

	For the nine-month periods ended September 30,
	2019	2018
Beginning balance	$48,152	$39,578
Net charge for the period	556,692	(5,060)
Ending balance	$604,844	$34,518

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable.  For receivable past due within 60 days, including not past due, the Company estimates a provision rate to calculate ECLs.  A provision rate is determined based on the Company’s historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment.  For the receivable past due over 60 days, the Company applies the aforementioned provision rate and also individually assesses whether to recognize additional expected credit losses by considering customer’s operating situation and debt-paying ability.

(4)  Inventories, Net

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Raw materials	$4,676,822	$3,766,056	$3,403,274
Supplies and spare parts	3,428,477	3,133,737	3,244,081
Work in process	10,718,020	10,034,488	9,628,330
Finished goods	1,166,430	1,268,838	1,312,871
Total	$19,989,749	$18,203,119	$17,588,556

a.   For the three-month periods ended September 30, 2019 and 2018, the Company recognized NT$30,287 million and NT$31,386 million, respectively, in operating cost, of which NT$162 million and NT$245 million were related to write-down of inventories.  For the nine-month periods ended September 30, 2019 and 2018, the Company recognized NT$89,185 million and NT$94,100 million, respectively, in operating cost, of which NT$245 million and NT$800 million were related to write-down of inventories.

b.  None of the aforementioned inventories were pledged.

(5)  Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Equity instruments
Common stocks	$16,053,143	$11,401,451	$11,490,995
Preferred stocks	174,250	184,026	231,995
Total	$16,227,393	$11,585,477	$11,722,990

(1)    These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

(2)    Amounts recognized in profit or loss and other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	For the three-month periods ended September 30,
	2019	2018
Dividend income recognized in profit or loss
Held at end of period	$365,052	$268,406
Derecognized during the period	-	-
Total	$365,052	$268,406

	For the nine-month periods ended September 30,
	2019	2018
Dividend income recognized in profit or loss
Held at end of period	$365,052	$268,406
Derecognized during the period	-	-
Total	$365,052	$268,406

	For the nine-month periods ended September 30,
	2019	2018
Equity instruments at fair value through other comprehensive income sale information
Fair value on the date of sale	$44,466	$-
Cumulative gains (losses) reclassified to retained earnings due to derecognition	$(176,898)	$-

(6)  Investments Accounted For Under the Equity Method

a.   Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2019		December 31, 2018		September 30, 2018
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
CLIENTRON CORP.	$268,224	22.39	$249,762	22.39	$245,969	22.39
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	1,453,030	13.78	1,477,167	13.78	1,514,149	13.78
Unlisted companies
MTIC HOLDINGS PTE. LTD.	$2,122	45.44	$3,026	45.44	$69,173	45.44
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	-	44.78	-	44.78
PURIUMFIL INC.	8,923	44.45	-	-	-	-
UNITECH CAPITAL INC.	604,957	42.00	568,005	42.00	651,276	42.00
TRIKNIGHT CAPITAL CORPORATION	1,543,533	40.00	1,520,575	40.00	1,562,617	40.00
HSUN CHIEH INVESTMENT CO., LTD.	3,809,622	36.49	3,419,430	36.49	4,447,493	36.49
YANN YUAN INVESTMENT CO., LTD.	3,562,799	30.87	2,642,543	30.87	2,967,495	30.87
HSUN CHIEH CAPITAL CORP.	142,593	30.00	161,319	30.00	173,367	30.00
VSENSE CO., LTD.	26,131	26.89	31,544	26.89	72,987	28.63
UNITED LED CORPORATION HONG KONG LIMITED	133,151	25.14	167,953	25.14	177,562	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	170,279	10.38	120,440	10.38	110,470	10.38
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	-	-	50.00	-	50.00
YUNG LI INVESTMENTS, INC.	-	-	2,213	45.16	36,385	45.16
Total	$11,725,364		$10,363,977		$12,028,943

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,721 million, NT$1,727 million and NT$1,760 million, as of September 30, 2019, December 31, 2018 and September 30, 2018, respectively.  The fair value of these investments were NT$2,207 million, NT$1,621 million and NT$2,009 million, as of September 30, 2019, December 31, 2018 and September 30, 2018, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$77 million, NT$17 million, NT$560 million and NT$364 million for the three-month and nine-month periods ended September 30, 2019 and 2018, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$326 million, NT$(54) million, NT$869 million and NT$84 million for the three-month and nine-month periods ended September 30, 2019 and 2018, respectively.  The balances of investments accounted for under the equity method were NT$9,789 million, NT$8,714 million and NT$9,875 million as of September 30, 2019, December 31, 2018 and September 30, 2018, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.  Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2019 and 2018 were NT$2 million, NT$1 million, NT$34 million and NT$8 million, respectively, which were not included in the following table.

i.  The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended September 30,
	2019	2018
Income (loss) from continuing operations	$108,905	$193,182
Other comprehensive income (loss)	324,412	(224,949)
Total comprehensive income (loss)	$433,317	$(31,767)

	For the nine-month periods ended September 30,
	2019	2018
Income (loss) from continuing operations	$505,913	$480,333
Other comprehensive income (loss)	875,054	(93,802)
Total comprehensive income (loss)	$1,380,967	$386,531

ii. The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method were both nil for the three-month and nine-month periods ended September 30, 2019 and 2018.

c.   One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of September 30, 2019, December 31, 2018 and September 30, 2018.  Another associate, YANN YUAN INVESTMENT CO., LTD., held 200 million shares, 172 million shares and 172 million shares of UMC’s stock as of September 30, 2019, December 31, 2018 and September 30, 2018.

(7)  Property, Plant and Equipment

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Land	$1,314,402	$1,314,402	$1,314,402
Buildings	18,584,337	19,841,058	20,196,577
Machinery and equipment	120,207,885	139,213,317	147,087,224
Transportation equipment	19,834	20,921	16,973
Furniture and fixtures	1,719,028	1,908,214	1,931,123
Leasehold improvement	11,948	3,869	4,618
Construction in progress and equipment awaiting inspection	7,088,899	10,544,814	7,165,517
Net	$148,946,333	$172,846,595	$177,716,434

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2019	$1,314,402	$38,306,302	$853,688,505	$66,355	$8,056,901	$53,449	$10,550,763	$912,036,677
Additions	-	-	-	-	-	-	11,547,114	11,547,114
Disposals	-	(1,043)	(1,417,819)	(3,576)	(15,917)	(1,128)	(21,717)	(1,461,200)
Transfers and reclassifications	-	88,067	15,241,806	3,557	239,297	9,647	(14,976,976)	605,398
Exchange effect	-	(190,406)	(1,070,114)	(163)	(20,971)	214	(4,336)	(1,285,776)
As of September 30, 2019	$1,314,402	$38,202,920	$866,442,378	$66,173	$8,259,310	$62,182	$7,094,848	$921,442,213

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557
Additions	-	-	-	-	-	-	11,667,816	11,667,816
Disposals	-	(51,504)	(1,854,826)	(11,090)	(32,704)	-	-	(1,950,124)
Transfers and reclassifications	-	408,898	24,550,183	3,221	326,499	2,050	(25,263,730)	27,121
Exchange effect	-	(161,749)	946,443	(145)	(16,341)	736	5,941	774,885
As of September 30, 2018	$1,314,402	$38,269,305	$849,910,719	$67,768	$7,953,252	$55,343	$7,171,466	$904,742,255

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2019	$-	$18,465,244	$714,475,188	$45,434	$6,148,687	$49,580	$5,949	$739,190,082
Depreciation	-	1,179,939	33,095,101	4,572	415,472	1,561	-	34,696,645
Impairment loss	-	-	85,202	-	-	-	-	85,202
Disposals	-	(740)	(1,416,170)	(3,576)	(15,710)	(1,128)	-	(1,437,324)
Transfers and reclassifications	-	-	(131,896)	-	(418)	-	-	(132,314)
Exchange effect	-	(25,860)	127,068	(91)	(7,749)	221	-	93,589
As of September 30, 2019	$-	$19,618,583	$746,234,493	$46,339	$6,540,282	$50,234	$5,949	$772,495,880

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$-	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876
Depreciation	-	1,150,336	36,501,464	4,621	398,201	1,734	-	38,056,356
Disposals	-	(50,164)	(1,815,637)	(11,011)	(18,049)	-	-	(1,894,861)
Transfers and reclassifications	-	299	(3,187)	-	2,888	-	-	-
Exchange effect	-	11,404	2,368,998	154	2,107	787	-	2,383,450
As of September 30 , 2018	$-	$18,072,728	$702,823,495	$50,795	$6,022,129	$50,725	$5,949	$727,025,821

In the second quarter of 2019, the Company expected to dispose of SOCIALNEX ITALIA 1 S.R.L (SOCIALNEX), a subsidiary.  As such, the Company performed an impairment test on the cash-generating unit (CGU) composed of property, plant and equipment before reclassifying the CGU as a single disposal group held for sale. The Company, determined the recoverable amount of the CGU based on the net selling price which was categorized to Level 3 and the impairment test revealed the recoverable amount of the CGU to be less than its carrying amount. Thus, the Company recorded in the other operating income and expenses an impairment loss of NT$85 million for the nine-month period ended September 30, 2019, on the CGU to be disposed of from the new business segment.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(8)  Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years.  Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value.  The Company does not have purchase options of leased land at the end of the lease terms.

a.   Right-of-use assets

As of September 30, 2019
Land	$5,832,299
Buildings	434,357
Machinery and equipment	1,785,529
Transportation equipment	8,477
Other equipment	13,375
Net	$8,074,037

Note：                      The Company adopted IFRS 16 on January 1, 2019.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

Depreciation

	For the three-month period ended September 30,	For the nine-month period ended September 30,
	2019	2019
Land	$90,533	$277,268
Buildings	22,797	57,562
Machinery and equipment	40,558	123,074
Transportation equipment	1,388	4,178
Other equipment	1,011	2,965
Total	$156,287	$465,047

i.    For the nine-month period ended September 30, 2019, the Company’s addition to right-of-use assets amounted to NT$260 million.

ii.  Please refer to Note 8 for right-of-use assets pledged as collateral.

b.   Lease Liabilities

As of September 30, 2019
Current	$467,610
Noncurrent	5,258,281
Total	$5,725,891

Note：                      The Company adopted IFRS 16 on January 1, 2019.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

Please refer to Note 6(22) for the interest expenses on the lease liabilities.

(9)  Intangible Assets

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Goodwill	$15,012	$15,012	$15,188
Software	1,523,173	524,155	575,457
Patents and technology license fees	1,420,075	1,668,218	1,715,143
Others	684,643	784,419	900,863
Net	$3,642,903	$2,991,804	$3,206,651

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2019	$15,012	$1,125,804	$4,511,629	$3,190,116	$8,842,561
Additions	-	1,378,215	293,654	524,351	2,196,220
Disposals	-	(205,958)	(953,128)	(355,232)	(1,514,318)
Reclassifications	-	54,212	-	(97)	54,115
Exchange effect	-	(14,874)	(261,634)	(0)	(276,508)
As of September 30, 2019	$15,012	$2,337,399	$3,590,521	$3,359,138	$9,302,070

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370
Additions	-	-	214,278	480,273	694,551
Disposals	-	(343,613)	-	(918,923)	(1,262,536)
Reclassifications	-	419,769	-	-	419,769
Exchange effect	-	(9,733)	(303,584)	(0)	(313,317)
As of September 30, 2018	$15,188	$1,147,149	$4,598,445	$3,127,055	$8,887,837

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2019	$-	$601,649	$2,843,411	$2,405,697	$5,850,757
Amortization	-	428,514	359,303	624,127	1,411,944
Disposals	-	(205,958)	(953,128)	(355,232)	(1,514,318)
Reclassifications	-	418	-	(97)	321
Exchange effect	-	(10,397)	(79,140)	(0)	(89,537)
As of September 30, 2019	$-	$814,226	$2,170,446	$2,674,495	$5,659,167

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$-	$670,014	$2,585,190	$2,306,657	$5,561,861
Amortization	-	250,399	346,701	838,459	1,435,559
Disposals	-	(343,613)	-	(918,924)	(1,262,537)
Exchange effect	-	(5,108)	(48,589)	0	(53,697)
As of September 30, 2018	$-	$571,692	$2,883,302	$2,226,192	$5,681,186

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended September 30,
	2019	2018
Operating costs	$166,246	$210,514
Operating expenses	$342,799	$248,116

	For the nine-month periods ended September 30,
	2019	2018
Operating costs	$554,773	$556,393
Operating expenses	$857,171	$879,166

(10) Short-Term Loans

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Unsecured bank loans	$7,916,303	$7,780,552	$7,635,132
Unsecured other loans	8,566,653	5,323,256	7,452,672
Total	$16,482,956	$13,103,808	$14,817,804

	For the nine-month periods ended September 30,
	2019	2018
Interest rates applied	0.00%~4.55%	0.00%~4.35%

The Company’s unused short-term lines of credit amounted to NT$66,682 million, NT$77,658 million and NT$72,681 million as of September 30, 2019, December 31, 2018 and September 30, 2018, respectively.

(11) Hedging Financial Liabilities, Current

	September 30, 2019	December 31, 2018	September 30, 2018
Cash flow hedges-Forward exchange contracts	$-	$-	$64,315

The Company designates certain forward exchange contracts to partially hedge foreign currency exchange rate risks associated with a certain highly probable forecast transaction, the purchase of remaining outstanding shares of MIFS in JPY.  The Company discontinued hedge accounting when the hedging instrument expired prior to December 31, 2018.

As of September 30, 2019 and December 31, 2018: None.

The following tables summarize the information relating to the hedges for foreign currency exchange risk as of September 30, 2018.

Hedging Instruments	Contract Amount	Maturity	Change in fair value used for measuring ineffectiveness for the period

Forward exchange contracts	Buy JPY 10,000 million	2018.09.05~2018.12.13	$64,315

Hedged Items	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve

Cash flow hedges - forecast transactions	$(64,315)	$(64,315)

(12) Bonds Payable

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Unsecured domestic bonds payable	$21,200,000	$23,700,000	$23,700,000
Unsecured convertible bonds payable	18,196,332	18,196,332	18,196,332
Less: Discounts on bonds payable	(243,604)	(518,150)	(608,954)
Total	39,152,728	41,378,182	41,287,378
Less: Current portion	(20,465,835)	(2,499,235)	(2,498,775)
Net	$18,686,893	$38,878,947	$38,788,603

a.   UMC issued domestic unsecured corporate bonds.  The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest was paid annually and the principal was fully repaid in June 2019.
Five-year	In mid-March 2013	NT$7,500 million	1.35%	Interest was paid annually and the principal was fully repaid in March 2018.
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest will be paid annually and the principal will be repayable in March 2020 upon maturity.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

b.  On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds were as follows:

i.  Issue Amount: US$600 million

ii. Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

iii.    Redemption:

(i)   UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

(ii)  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

(iii) UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

(iv) All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

(v)  Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

(vi) In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv. Terms of Conversion:

(i)   Underlying Securities: Ordinary shares of UMC

(ii)  Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii) Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$14.2179 per share on September 30, 2019.

v.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

(i)   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

(ii)  The bondholders shall have exercised the conversion right before maturity; or

(iii) The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13) Long-Term Loans

a.   Details of long-term loans as of September 30, 2019, December 31, 2018 and September 30, 2018 are as follows:

	As of
Lenders	September 30, 2019	December 31, 2018	September 30, 2018	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$-	$1,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	4,373	6,013	6,560	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	-	-	6,851	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	-	-	9,368	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	1,718	3,006	3,435	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	$74,324	$83,243	$86,216	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	-	-	1,033	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	-	-	3,123	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	32,813	-	-	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	28,189,159	28,987,895	30,341,081	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Secured Long-Term Loan from KGI Bank	-	-	58,500	Effective June 28, 2018 to February 23, 2023. Interest-only payment for the first year. Principal is repaid in 9 semi-annual payments with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	-	-	118,589	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	-	747,900	747,900	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	-	1,000,000	300,000	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.
Unsecured Long-Term Loan from CTBC Bank	$747,900	$-	$-	Effective January 10, 2019 to September 30, 2021. Interest-only payment for the first and nine months. Principal is repaid in full at the end of the term with monthly interest payments.
Unsecured Long-Term Loan from ICBC Bank	1,759,831	-	-	Repayable semi-annually from March 10, 2020 to September 9, 2021 with quarterly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note A)	2,000,000	-	-	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	2,400,000	-	-	Repayable quarterly from January 26, 2021 to October 26, 2022 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note C)	2,436,000	-	-	Settlement due on January 25, 2021 with monthly interest payments.
Unsecured Revolving Loan from HSBC (Taiwan) Bank (Note D)	2,030,000	-	-	Settlement due on September 26, 2021 with monthly interest payments.
Subtotal	39,676,118	30,828,057	31,683,656
Less: Administrative expenses from syndicated loans	-	(1,842)	(2,266)
Less: Current portion	(3,133,617)	(2,622,161)	(3,011,005)
Total	$36,542,501	$28,204,054	$28,670,385

	For the nine-month periods ended September 30,
	2019	2018
Interest rates applied	0.55%~5.56%	0.99%~5.20%

Note A: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments.  The expiration date of the agreement is April 16, 2022.  As of September 30, 2019, December 31, 2018 and September 30, 2018, the unused line of credit were NT$1 billion, NT$3 billion and NT$3 billion, respectively.

Note B: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments.  The expiration date of the agreement is October 27, 2022.  As of September 30, 2019, December 31, 2018 and September 30, 2018, the unused line of credit were NT$0.6 billion, NT$3 billion and NT$3 billion, respectively.

Note C: UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021.  As of September 30, 2019, December 31, 2018 and September 30, 2018, the unused line of credit were NT$64 million, NT$2.5 billion and NT$2.5 billion, respectively.

Note D: UMC entered into a 2-year loan agreement with HSBC(Taiwan) Bank, effective from July 29, 2019.  The agreement offered UMC a revolving line of credit of USD 70 million starting from the first use of the loan to the expiration date of the agreement, September 26, 2021.  As of September 30, 2019, the unused line of credit was USD 4.7 million.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) Post-Employment Benefits

a. Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan.  Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts.  Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations.  Total pension expenses of NT$340 million, NT$341 million, NT$1,014 million and NT$1,006 million are contributed by the Company for the three-month and nine-month periods ended September 30, 2019 and 2018, respectively.

b. Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee.  The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements.  Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.  For the three-month and nine-month periods ended September 30, 2019 and 2018, total pension expenses of NT$15 million, NT$17 million, NT$44 million and NT$52 million, respectively, were recognized by the Company.

(15) Deferred Government Grants

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Beginning balance	$17,480,904	$14,595,546	$14,595,546
Arising during the period	639,730	7,129,770	6,996,355
Recorded in profit or loss:
Other operating income	(3,061,189)	(3,885,722)	(2,894,256)
Exchange effect	(359,702)	(358,690)	(539,940)
Ending balance	$14,699,743	$17,480,904	$18,157,705

Current	$3,932,691	$3,832,124	$3,833,287
Noncurrent	10,767,052	13,648,780	14,324,418
Total	$14,699,743	$17,480,904	$18,157,705

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(16) Refund Liabilities

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Refund liabilities	$1,680,427	$1,213,476	$1,233,259

(17) Equity

a.  Capital stock:

i.  UMC had 26,000 million common shares authorized to be issued as of September 30, 2019, December 31, 2018 and September 30, 2018, of which 11,724 million shares, 12,424 million shares, and 12,424 million shares were issued as of September 30, 2019, December 31, 2018 and September 30, 2018, respectively, each at a par value of NT$10.

ii. UMC had 139 million, 143 million and 143 million ADSs, which were traded on the NYSE as of September 30, 2019, December 31, 2018 and September 30, 2018, respectively.  The total number of common shares of UMC represented by all issued ADSs were 695 million shares, 717 million shares and 717 million shares as of September 30, 2019, December 31, 2018 and September 30, 2018, respectively.  One ADS represents five common shares.

iii.    On June 28, 2019, UMC cancelled 400 million shares of treasury stock, which were repurchased during the period from May 13 to June 13, 2016 for the purpose of transferring to employees, and repurchased during the period from April 26 to June 13, 2019 for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

iv. On March 11, 2019, UMC cancelled 300 million shares of treasury stock, which were repurchased during the period from November 7, 2018 to January 4, 2019 for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

v.  On August 27, 2018, UMC cancelled 200 million shares of treasury stock, which were repurchased during the period from March 12 to May 4, 2018 for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

b. Treasury stock:

i.  UMC carried out a treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for the repurchase and changes in treasury stock during the nine-month periods ended September 30, 2019 and 2018 were as follows:

For the nine-month period ended September 30, 2019

(In thousands of shares)

Purpose	January 1, 2019	Increase	Decrease	September 30, 2019
For transfer to employees	200,000	-	200,000	-
To maintain UMC’s credit and its stockholders’ rights and interests	280,000	220,000	500,000	-
	480,000	220,000	700,000	-

For the nine-month period ended September 30, 2018

(In thousands of shares)

Purpose	January 1, 2018	Increase	Decrease	September 30, 2018
For transfer to employees	400,000	-	200,000	200,000
To maintain UMC’s credit and its stockholders’ rights and interests	-	200,000	200,000	-
	400,000	200,000	400,000	200,000

ii. According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the number of shares of treasury stock that UMC held as of September 30, 2019, December 31, 2018 and September 30, 2018, did not exceed the limit.

iii.    In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv. As of September 30, 2019, December 31, 2018 and September 30, 2018, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on September 30, 2019, December 31, 2018 and September 30, 2018, were NT$13.40, NT$11.25 and NT$16.15, respectively.

v.  UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c. Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.  Payment of taxes.

ii. Making up loss for preceding years.

iii.    Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv. Appropriating or reversing special reserve by government officials or other regulations.

v.  The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year.

The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The distribution of earnings for 2018 and 2017 was approved by the stockholders’ meeting held on June 12, 2019 and June 12, 2018, respectively.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2018	2017	2018	2017
Legal reserve	$707,299	$962,873
Special reserve	14,513,940	-
Cash dividends	6,916,105	8,557,023	$0.58	$0.70

The aforementioned 2018 and 2017 distribution approved by stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 6, 2019 and March 7, 2018.

The cash dividend per share for 2018 was adjusted to NT$0.58989396 per share according to the resolution of the Board of Directors’ meeting on June 19, 2019.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

The cash dividend per share for 2017 was adjusted to NT$0.71164307 per share according to the resolution of the Board of Directors’ meeting on June 12, 2018.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

Please refer to Note 6(20) for information on the employees’ and directors’ compensation.

d. Non-controlling interests:

	For the nine-month periods ended September 30,
	2019	2018
Adjusted balance at January 1	$466,768	$958,405
Attributable to non-controlling interests:
Net loss	(2,897,201)	(3,136,411)
Other comprehensive income (loss)	(23,303)	(114,587)
Changes in subsidiaries’ ownership	23,940	(279,907)
Others	2,835,195	3,065,741
Ending balance	$405,399	$493,241

(18) Share-Based Payment

In order to attract, retain talents and reward the employees for their productivity and loyalty, the Company carried out a compensation plan to offer 200 million shares of treasury stock to employees in August 2018.  The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees.  The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share.  For the stocks vested on the date of grant, the Company recognized the entire compensation cost on the grant date, whereas for the stocks with requisite service conditions to vest at the end of one or two-years from the date of grant, the Company recognizes the compensation cost on a straight-line basis over the period in which the services conditions are fulfilled, together with a corresponding increase in equity.  As such, for the three-month and nine-month periods ended September 30, 2019 and 2018, total compensation cost of NT$107 million, NT$575 million, NT$328 million and NT$575 million, respectively, were recognized by the Company.

(19) Operating Revenues

a.  Disaggregation of revenue

i.  By operating segments

	For the three-month period ended September 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$37,730,926	$7,514	$37,738,440	$-	$37,738,440

The timing of revenue recognition:
At a point in time	$37,430,165	$7,514	$37,437,679	$-	$37,437,679
Over time	300,761	-	300,761	-	300,761
Total	$37,730,926	$7,514	$37,738,440	$-	$37,738,440

	For the three-month period ended September 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$39,328,727	$59,854	$39,388,581	$(1,925)	$39,386,656

The timing of revenue recognition:
At a point in time	$38,209,497	$59,854	$38,269,351	$(1,925)	$38,267,426
Over time	1,119,230	-	1,119,230	-	1,119,230
Total	$39,328,727	$59,854	$39,388,581	$(1,925)	$39,386,656

	For the nine-month period ended September 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$106,292,701	$59,882	$106,352,583	$-	$106,352,583

The timing of revenue recognition:
At a point in time	$105,493,276	$59,882	$105,553,158	$-	$105,553,158
Over time	799,425	-	799,425	-	799,425
Total	$106,292,701	$59,882	$106,352,583	$-	$106,352,583

	For the nine-month period ended September 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$115,532,965	$218,559	$115,751,524	$(16,154)	$115,735,370

The timing of revenue recognition:
At a point in time	$111,322,363	$218,559	$111,540,922	$(16,154)	$111,524,768
Over time	4,210,602	-	4,210,602	-	4,210,602
Total	$115,532,965	$218,559	$115,751,524	$(16,154)	$115,735,370

ii. By geography

	For the three-month period ended September 30, 2019
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Revenue from contracts with customers	$13,402,099	$5,822,970	$5,822,883	$1,624,199	$5,888,171	$1,735,709	$3,442,409	$37,738,440

The timing of revenue recognition:
At a point in time	$13,395,555	$5,820,413	$5,765,269	$1,597,255	$5,885,167	$1,532,046	$3,441,974	$37,437,679
Over time	6,544	2,557	57,614	26,944	3,004	203,663	435	300,761
Total	$13,402,099	$5,822,970	$5,822,883	$1,624,199	$5,888,171	$1,735,709	$3,442,409	$37,738,440

	For the three-month period ended September 30, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Revenue from contracts with customers	$14,688,146	$5,805,252	$4,823,514	$1,620,403	$5,546,143	$4,039,275	$2,863,923	$39,386,656

The timing of revenue recognition:
At a point in time	$14,676,677	$5,790,666	$4,014,927	$1,619,431	$5,541,445	$3,761,372	$2,862,908	$38,267,426
Over time	11,469	14,586	808,587	972	4,698	277,903	1,015	1,119,230
Total	$14,688,146	$5,805,252	$4,823,514	$1,620,403	$5,546,143	$4,039,275	$2,863,923	$39,386,656

	For the nine-month period ended September 30, 2019
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Revenue from contracts with customers	$39,836,702	$17,729,265	$13,219,598	$5,248,948	$13,926,685	$5,521,511	$10,869,874	$106,352,583

The timing of revenue recognition:
At a point in time	$39,802,426	$17,726,708	$13,074,043	$5,198,249	$13,913,358	$4,978,136	$10,860,238	$105,553,158
Over time	34,276	2,557	145,555	50,699	13,327	543,375	9,636	799,425
Total	$39,836,702	$17,729,265	$13,219,598	$5,248,948	$13,926,685	$5,521,511	$10,869,874	$106,352,583

	For the nine-month period ended September 30, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Revenue from contracts with customers	$41,321,445	$19,457,272	$15,036,171	$3,989,963	$17,342,917	$10,330,463	$8,257,139	$115,735,370

The timing of revenue recognition:
At a point in time	$41,198,069	$19,431,391	$11,705,571	$3,984,890	$17,325,302	$9,624,165	$8,255,380	$111,524,768
Over time	123,376	25,881	3,330,600	5,073	17,615	706,298	1,759	4,210,602
Total	$41,321,445	$19,457,272	$15,036,171	$3,989,963	$17,342,917	$10,330,463	$8,257,139	$115,735,370

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.    By Product

	For the three-month periods ended September 30,
	2019	2018
Wafer	$36,387,384	$37,376,247
Others	1,351,056	2,010,409
Total	$37,738,440	$39,386,656

	For the nine-month periods ended September 30,
	2019	2018
Wafer	$102,528,315	$108,652,776
Others	3,824,268	7,082,594
Total	$106,352,583	$115,735,370

b. Contract balances

i.  Contract assets, current

	As of
	September 30, 2019	December 31, 2018	September 30, 2018	January 1, 2018
Sales of goods and services	$510,121	$486,184	$338,096	$129,042
Less: Loss allowance	(396,463)	(393,974)	-	-
Net	$113,658	$92,210	$338,096	$129,042

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses.  The loss allowance was mainly resulted from the indictment filed by the United States Department of Justice (DOJ) against UMC related to the joint technology development agreement.  Please refer to Note 9(6).

ii. Contract liabilities

	As of
	September 30, 2019	December 31, 2018	September 30, 2018	January 1, 2018
Sales of goods and services	$1,619,307	$932,371	$1,978,822	$3,951,414

Current	$1,122,187	$932,371	$1,978,822	$3,951,414
Noncurrent	497,120	-	-	-
Total	$1,619,307	$932,371	$1,978,822	$3,951,414

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$519 million and NT$3,697 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the nine-month periods ended September 30, 2019 and 2018.

c.  The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$3,093 million and NT$3,288 million as of September 30, 2019 and 2018, respectively.  The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future.  As of the report date, the progress cannot be reliably estimated primarily due to the suspension as disclosed in Note 9(6).  The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d. Asset recognized from costs to fulfill a contract with customer

As of September 30, 2019, December 31, 2018 and September 30, 2018, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$648 million, NT$567 million and NT$387 million, respectively.  Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(20) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2019			2018
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$4,258,696	$1,941,546	$6,200,242	$4,662,541	$2,171,653	$6,834,194
Labor and health insurance	221,195	102,743	323,938	238,079	110,657	348,736
Pension	266,495	88,125	354,620	271,624	86,907	358,531
Other employee benefit expenses	69,154	23,537	92,691	72,214	23,594	95,808
Depreciation	11,016,968	447,864	11,464,832	11,740,362	683,438	12,423,800
Amortization	170,635	346,170	516,805	250,324	252,733	503,057

	For the nine-month periods ended September 30,
	2019			2018
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$12,541,794	$5,632,178	$18,173,972	$13,325,703	$5,553,092	$18,878,795
Labor and health insurance	662,322	283,158	945,480	681,075	282,200	963,275
Pension	791,189	266,991	1,058,180	806,335	251,234	1,057,569
Other employee benefit expenses	197,707	71,575	269,282	205,261	66,798	272,059
Depreciation	33,598,605	1,367,574	34,966,179	35,952,147	1,978,729	37,930,876
Amortization	568,776	884,387	1,453,163	650,457	927,955	1,578,412

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the stockholders’ meeting for such distribution.

The Company estimates the amounts of the employees and directors’ compensation and recognizes them in the profit or loss during the periods when earned for the nine-month periods ended September 30, 2019 and 2018.  The Board of Directors estimated the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2018 and 2017 were reported to the stockholders’ meeting on June 12, 2019 and June 12, 2018, respectively.  The details of distribution are as follows:

	2018	2017
Employees’ compensation – Cash	$1,400,835	$1,032,324
Directors’ compensation	7,624	11,452

The aforementioned 2018 and 2017 employees and directors’ compensation reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 6, 2019 and March 7, 2018.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(21) Net Other Operating Income and Expenses

	For the three-month periods ended September 30,
	2019	2018
Government grants	$1,246,192	$1,295,565
Gain (loss) on disposal of property, plant and equipment	(109)	41,040
Others	(38,514)	(121,553)
Total	$1,207,569	$1,215,052

	For the nine-month periods ended September 30,
	2019	2018
Government grants	$4,172,028	$3,977,189
Gain (loss) on disposal of property, plant and equipment	(10,258)	125,126
Impairment loss on property, plant and equipment	(85,202)	-
Others	(108,997)	(191,583)
Total	$3,967,571	$3,910,732

(22) Non-Operating Income and Expenses

a.  Other gains and losses

	For the three-month periods ended September 30,
	2019	2018
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$65,410	$(797,076)
Loss on disposal of investments	(6,376)	-
Others	8,735	26,435
Total	$67,769	$(770,641)

	For the nine-month periods ended September 30,
	2019	2018
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$823,570	$(532,756)
Gain (loss) on disposal of investments	(6,376)	12,570
Others	17,570	94,832
Total	$834,764	$(425,354)

b. Finance costs

	For the three-month periods ended September 30,
	2019	2018
Interest expenses
Bonds payable	$163,858	$172,692
Bank loans	460,420	452,424
Lease liabilities (Note)	46,521	-
Others	77,011	72,126
Financial expenses	21,643	38,774
Total	$769,453	$736,016

	For the nine-month periods ended September 30,
	2019	2018
Interest expenses
Bonds payable	$508,617	$537,535
Bank loans	1,380,639	1,324,250
Lease liabilities (Note)	133,186	-
Others	195,343	214,477
Financial expenses	52,272	67,848
Total	$2,270,057	$2,144,110

Note: The Company adopted IFRS 16 on January 1, 2019.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

(23) Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,848,728	$-	$1,848,728	$(131,554)	$1,717,174
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	333,124	-	333,124	-	333,124
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(1,454,645)	$-	$(1,454,645)	$1,728	$(1,452,917)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(10,120)	6,379	(3,741)	(3,281)	(7,022)
Total other comprehensive income (loss)	$717,087	$6,379	$723,466	$(133,107)	$590,359

	For the three-month period ended September 30, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$356,337	$-	$356,337	$(2,054)	$354,283
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	(64,315)	-	(64,315)	12,863	(51,452)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(254,124)	-	(254,124)	39,741	(214,383)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(1,646,056)	$-	$(1,646,056)	$(326)	$(1,646,382)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(9,232)	-	(9,232)	(267)	(9,499)
Total other comprehensive income (loss)	$(1,617,390)	$-	$(1,617,390)	$49,957	$(1,567,433)

	For the nine-month period ended September 30, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$4,686,383	$-	$4,686,383	$(141,712)	$4,544,671
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	879,098	-	879,098	-	879,098
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(499,675)	-	(499,675)	(7,308)	(506,983)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	35,261	6,379	41,640	(11,423)	30,217
Total other comprehensive income (loss)	$5,101,067	$6,379	$5,107,446	$(160,443)	$4,947,003

	For the nine-month period ended September 30, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined-benefit plan	$-	$-	$-	$21,635	$21,635
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	1,591,531	-	1,591,531	21,241	1,612,772
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	(64,315)	-	(64,315)	12,863	(51,452)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(123,975)	-	(123,975)	34,697	(89,278)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(643,836)	408	(643,428)	(13,970)	(657,398)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	17,262	(12,897)	4,365	(448)	3,917
Total other comprehensive income (loss)	$776,667	$(12,489)	$764,178	$76,018	$840,196

(24) Income Tax

a.  The major components of income tax expense for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

i.  Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended September 30,
	2019	2018
Current income tax expense (benefit):
Current income tax charge	$173,281	$247,282
Adjustments in respect of current income tax of prior periods	(1,222)	1,965
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	62,421	217,165
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(38,675)	473,401
Adjustment of prior year’s deferred income tax	310	-
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(157,139)	(308,148)
Income tax expense recorded in profit or loss	$38,976	$631,665

	For the nine-month periods ended September 30,
	2019	2018
Current income tax expense (benefit):
Current income tax charge	$444,612	$456,498
Adjustments in respect of current income tax of prior periods	(826,563)	(1,115,637)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	339,912	1,289,933
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(162,901)	(247,244)
Deferred income tax related to changes in tax rates	-	(848,223)
Adjustment of prior year’s deferred income tax	118,694	(2,820)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(115,975)	(404,529)
Income tax benefit recorded in profit or loss	$(202,221)	$(872,022)

ii. Income tax related to components of other comprehensive income (loss)

(i)     Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2019	2018
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(131,554)	$(2,054)
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	-	12,863
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	-	39,741
Income tax related to items that will not be reclassified subsequently to profit or loss	$(131,554)	$50,550

	For the nine-month periods ended September 30,
	2019	2018
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(141,712)	$8,714
Gains or losses on hedging instruments which will not be reclassified subsequently to profit or loss	-	12,863
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	-	39,741
Deferred income tax related to changes in tax rates	-	29,118
Income tax related to items that will not be reclassified subsequently to profit or loss	$(141,712)	$90,436

(ii)    Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2019	2018
Exchange differences on translation of foreign operations	$1,728	$(326)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(3,281)	(267)
Income tax related to items that may be reclassified subsequently	$(1,553)	$(593)

	For the nine-month periods ended September 30,
	2019	2018
Exchange differences on translation of foreign operations	$(7,308)	$(16,758)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(11,423)	(4,895)
Deferred income tax related to changes in tax rates	-	7,235
Income tax related to items that may be reclassified subsequently	$(18,731)	$(14,418)

iii.    Deferred income tax charged directly to equity

	For the three-month periods ended September 30,
	2019	2018
Deferred income tax related to changes in tax rates	$-	$-

	For the nine-month periods ended September 30,
	2019	2018
Deferred income tax related to changes in tax rates	$-	$(56,759)

b. The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of September 30, 2019, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2016, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012.

(25) Earnings Per Share

a.  Earnings per share-basic

	For the three-month periods ended September 30,
	2019	2018
Net income attributable to the parent company	$2,928,678	$1,720,426
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	11,708,240	12,053,892
Earnings per share-basic (NTD)	$0.25	$0.14

	For the nine-month periods ended September 30,
	2019	2018
Net income attributable to the parent company	$5,870,601	$8,779,603
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	11,810,800	12,101,201
Earnings per share-basic (NTD)	$0.50	$0.73

b. Earnings per share-diluted

	For the three-month periods ended September 30,
	2019	2018
Net income attributable to the parent company	$2,928,678	$1,720,426
Effect of dilution
Unsecured convertible bonds	72,472	71,021
Income attributable to stockholders of the parent	$3,001,150	$1,791,447
Weighted-average number of common stocks for basic earnings per share (thousand shares)	11,708,240	12,053,892
Effect of dilution
Employees’ compensation	44,897	57,464
Unsecured convertible bonds	1,295,888	1,243,600
Weighted-average number of common stocks after dilution (thousand shares)	13,049,025	13,354,956
Earnings per share-diluted (NTD)	$0.23	$0.13

	For the nine-month periods ended September 30,
	2019	2018
Net income attributable to the parent company	$5,870,601	$8,779,603
Effect of dilution
Unsecured convertible bonds	216,309	211,979
Income attributable to stockholders of the parent	$6,086,910	$8,991,582
Weighted-average number of common stocks for basic earnings per share (thousand shares)	11,810,800	12,101,201
Effect of dilution
Employees’ compensation	73,208	74,835
Unsecured convertible bonds	1,295,888	1,243,600
Weighted-average number of common stocks after dilution (thousand shares)	13,179,896	13,419,636
Earnings per share-diluted (NTD)	$0.46	$0.67

(26) Reconciliation of Liabilities Arising from Financing Activities

For the nine-month period ended September 30, 2019:

			Non-cash changes
Items	January 1, 2019	Cash Flows	Foreign exchange	Others (Note A)	September 30, 2019
Short-term loans	$13,103,808	$3,492,597	$(308,325)	$194,876	$16,482,956
Long-term loans (current portion included)	30,826,215	8,941,555	(93,494)	1,842	39,676,118
Bonds payable (current portion included)	41,378,182	(2,500,000)	-	274,546	39,152,728
Guarantee deposits (current portion included)	665,793	241,023	(1,282)	(619,347)	286,187
Lease liabilities	6,006,457	(449,157)	(42,887)	211,478	5,725,891
Other financial liabilities-noncurrent	20,410,355	-	(527,673)	288,290	20,170,972

For the nine-month period ended September 30, 2018:

			Non-cash changes
Items	January 1, 2018	Cash Flows	Foreign exchange	Others (Note A)	September 30, 2018
Short-term loans	$25,445,540	$(10,469,203)	$(370,226)	$211,693	$14,817,804
Long-term loans (current portion included)	32,165,336	(836,491)	351,270	1,275	31,681,390
Bonds payable (current portion included)	48,517,631	(7,500,000)	-	269,747	41,287,378
Guarantee deposits (current portion included)	564,576	(69,201)	25,421	-	520,796
Other financial liabilities-noncurrent	20,486,119	-	(610,627)	287,052	20,162,544

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 9(5) for more details on other financial liabilities-noncurrent.

7.    RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)    Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH CAPITAL CORP.	Associate
TRIKNIGHT CAPITAL CORPORATION	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties

(2)    Significant related party transactions

a.  Operating transactions

Operating revenues

	For the three-month periods ended September 30,
	2019	2018
Associates	$512,833	$484,916
Others	12,921	11,403
Total	$525,754	$496,319

	For the nine-month periods ended September 30,
	2019	2018
Associates	$1,123,602	$990,056
Joint ventures	-	4,277
Others	26,595	20,501
Total	$1,150,197	$1,014,834

Accounts receivable, net

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Associates	$208,760	$134,646	$324,322
Others	8,482	4,266	10,276
Total	$217,242	$138,912	$334,598

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection period for domestic sales to related parties were month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

Refund liabilities (classified under other current liabilities)

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Associates	$16,674	$1,287	$1,218
Others	53	71	61
Total	$16,727	$1,358	$1,279

b.   Significant asset transactions

Acquisition of financial assets at fair value through profit or loss – noncurrent

Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the three-month period ended September 30, 2019
Associates	-	None	$-

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the nine-month period ended September 30, 2019
Associates	500	Stock of MATERIALS	$32,923
		ANALYSIS TECHNOLOGY INC.

For the three-month and nine-month periods ended September 30, 2018: None.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended September 30,
	2019	2018
Associates	$54,543	$24,628

	Purchase price
	For the nine-month periods ended September 30,
	2019	2018
Associates	$234,283	$131,630

Acquisition of investments accounted for under the equity method

For the three-month and nine-month periods ended September 30, 2019: None.

Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the three-month period ended September 30, 2018
Associates	-	None	$-

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the nine-month period ended September 30, 2018
Associates	84,000	Stock	$840,000

c.   Others

Mask expenditure

	For the three-month periods ended September 30,
	2019	2018
Others	$588,850	$408,590

	For the nine-month periods ended September 30,
	2019	2018
Others	$1,734,113	$1,242,619

Other payables of mask expenditure

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Others	$676,755	$571,036	$536,398

d.   Key management personnel compensation

	For the three-month periods ended September 30,
	2019	2018
Short-term employee benefits	$75,382	$196,162
Post-employment benefits	635	2,494
Share-based payment	16,734	272,542
Others	143	148
Total	$92,894	$471,346

	For the nine-month periods ended September 30,
	2019	2018
Short-term employee benefits	$206,108	$335,034
Post-employment benefits	1,905	3,937
Termination benefits	3,415	-
Share-based payment	55,484	272,575
Others	438	288
Total	$267,350	$611,834

8.    ASSETS PLEDGED AS COLLATERAL

As of September 30, 2019, December 31, 2018 and September 30, 2018

	Carrying Amount
	As of
Items	September 30, 2019	December 31, 2018	September 30, 2018	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Bank deposit and Time deposit)	$958,565	$961,198	$960,042	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	334,666	237,358	237,358	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	19,510	19,579	19,579	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	-	-	800	Science Park Administration	Industry-university cooperative research project performance guarantees
Refundable Deposits (Time deposit)	41,785	37,084	37,084	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	1,000,000	1,000,000	Bank of China	Bank performance guarantee
Buildings	5,489,658	5,823,938	5,849,150	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	20,631,644	25,762,086	27,142,213	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	296,273	-	-	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Other noncurrent assets	-	309,108	308,412	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$28,772,101	$34,150,351	$35,554,638

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)  As of September 30, 2019, amounts available under unused letters of credit for importing machinery and equipment were NT$0.1 billion.

(2)  As of September 30, 2019, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$1.7 billion.

(3)  The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$11.6 billion.  As of September 30, 2019, the portion of royalties and development fees not yet recognized was NT$1.7 billion.

(4)  The Company entered into several construction contracts for the expansion of its operations.  As of September 30, 2019, these construction contracts amounted to approximately NT$2 billion and the portion of the contracts not yet recognized was approximately NT$0.5 billion.

(5)  The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  As of September 30, 2019, the Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM, representing ownership interest of 65.22%.  Furthermore, based on the agreement, UMC recognized a financial liability in other noncurrent liabilities-others for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors.  Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period.  At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests.  Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(6)  On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”).  On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California.  MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question.  The case is currently in progress and UMC has appointed counsels to prepare answers against these charges.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in questions, and also to destroy all inventories and related molds and tools.  On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC.  The lawsuit filed by UMC is still on trial.

On November 1, 2018, the Department of Justice of the United States (“DOJ”) unsealed an indictment against UMC, FUJIAN JINHUA INTEGRATED CIRCUIT CO., LTD. (“JINHUA”), and three individuals, including one current employee and two former employees of UMC, alleging that UMC and others conspired to steal trade secrets of MICRON, and used that information to develop technology that was subsequently transferred to JINHUA.  On the same day, the DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by UMC or JINHUA and preventing the defendants from transferring the trade secrets to anyone else.  The indictment and civil complaint are still on trial.  UMC has appointed counsel to prepare answers against these charges.  Besides, UMC has suspended the joint technology development activities with JINHUA.  Given these litigations are still in the preliminary stages, UMC cannot assess the legal proceeding and probable outcome or impact.

(7)  On March 14, 2019, a putative class action styled Meyer v. United Microelectronics Corporation and several executives, was filed under Securities Exchange Act of 1934 and Rule 10-b in the United States District Court for the Southern District of New York.  The court appointed a lead plaintiff and approved lead plaintiff counsel on May 23, 2019.  On September 27, 2019, UMC received the service of plaintiffs’ amended complaint and appointed counsel to prepare the relevant procedures. Given this litigation is still in the preliminary stages, UMC cannot assess the legal proceeding and probable outcome or impact.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC for acquiring remaining shares of MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS), representing ownership interest of 84.1%.  The transaction was approved by all the relevant authorities on September 25, 2019, and the Company invested JPY 54.4 billion for acquiring 97.8 million shares of MIFS, which was completed on October 1, 2019.  Considering the Company’s previously held ownership interest of 15.9%, MIFS become a wholly-owned subsidiary of the Company, and is renamed as UNITED SEMICONDUCTOR JAPAN CO., LTD. upon completion of the acquisition.

12.  OTHERS

(1)  Categories of financial instruments

	As of
Financial Assets	September 30, 2019	December 31, 2018	September 30, 2018
Financial assets at fair value through profit or loss	$13,019,172	$12,084,297	$12,931,005
Financial assets at fair value through other comprehensive income	16,227,393	11,585,477	11,722,990
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	86,748,646	83,655,648	81,513,592
Receivables	24,156,565	24,583,451	26,883,480
Refundable deposits	2,749,204	2,757,399	2,775,848
Other financial assets	17,786,173	2,320,037	1,585,700
Total	$160,687,153	$136,986,309	$137,412,615

Financial Liabilities
Hedging financial liabilities	$-	$-	$64,315
Financial liabilities measured at amortized cost
Short-term loans	16,482,956	13,103,808	14,817,804
Payables	21,867,022	23,465,536	21,723,753
Guarantee deposits (current portion included)	286,187	665,793	520,796
Bonds payable (current portion included)	39,152,728	41,378,182	41,287,378
Long-term loans (current portion included)	39,676,118	30,826,215	31,681,390
Lease liabilities (Note)	5,725,891	-	-
Other financial liabilities	20,170,972	20,523,099	20,162,544
Total	$143,361,874	$129,962,633	$130,257,980

Note:  The Company adopted IFRS 16 on January 1, 2019.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 16.

(2)  Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)  Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  The Company designates certain forward currency contracts as cash flow hedges to hedge its exposure to foreign currency exchange risk associated with certain highly probable forecast transactions.  On the basis of assessment, the Company expects that the value of forward currency exchange contracts and the value of the hedged transactions will change systematically in opposite directions for given changes in foreign exchange rates.  Hedge ineffectiveness in these hedging relationships mainly arises from the counterparties’ credit risk, impacting the fair value movements of the hedging instruments and hedged items.  No other sources of ineffectiveness emerged from these hedging relationships.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The company designated certain forward exchange contracts, amounting to JPY 23 billion, to partially hedge foreign currency exchange rate risks associated with the highly probable purchase of the remaining outstanding shares of MIFS in JPY.  The Company discontinued hedge accounting when the hedging instrument expired prior to December 31, 2018.  The cash flow hedge reserve in other components of equity amounted to NT$(2) million as of September 30, 2019.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2019 and 2018 decreases/increases by NT$1,053 million and NT$1,132 million, respectively.  When RMB strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2019 and 2018 increases/decreases by NT$2,486 million and NT$2,695 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2019 and 2018 to decrease/increase by NT$42 million and NT$35 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2019 and 2018 by NT$208 million and NT$204 million, respectively.  A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the nine-month periods ended September 30, 2019 and 2018 by NT$645 million and NT$400 million, respectively.

(4)  Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less credit, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2019, December 31, 2018 and September 30, 2018, accounts receivable from the top ten customers represent 52%, 54% and 53% of the total accounts receivable of the Company, respectively.  The credit concentration risk of other accounts receivable is insignificant.

(5)  Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2019
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$16,595,592	$-	$-	$-	$16,595,592
Payables	21,063,569	206,555	-	-	21,270,124
Guarantee deposits	26,531	176,247	-	83,409	286,187
Bonds payable	21,121,105	8,621,189	7,321,603	3,400,206	40,464,103
Long-term loans	4,641,067	22,894,474	13,314,620	4,591,531	45,441,692
Lease liabilities	640,999	1,264,618	1,151,159	3,808,533	6,865,309
Other financial liabilities	-	12,776,139	8,517,730	-	21,293,869
Total	$64,088,863	$45,939,222	$30,305,112	$11,883,679	$152,216,876

	As of December 31, 2018
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$13,171,811	$-	$-	$-	$13,171,811
Payables	22,994,059	199,788	-	-	23,193,847
Guarantee deposits	52,890	154,787	15,385	442,731	665,793
Bonds payable	3,000,855	23,187,913	8,484,393	8,563,021	43,236,182
Long-term loans	4,036,260	10,997,829	17,209,849	4,765,719	37,009,657
Other financial liabilities	112,744	-	17,477,984	4,369,730	21,960,458
Total	$43,368,619	$34,540,317	$43,187,611	$18,141,201	$139,237,748

	As of September 30, 2018
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$14,873,085	$-	$-	$-	$14,873,085
Payables	20,986,750	-	-	106,601	21,093,351
Guarantee deposits	36,305	13,973	30,580	439,938	520,796
Bonds payable	2,985,938	23,205,788	8,506,918	8,594,758	43,293,402
Long-term loans	4,472,060	9,644,761	15,413,967	8,850,434	38,381,222
Other financial liabilities	843	-	17,345,840	4,336,692	21,683,375
Total	$43,354,981	$32,864,522	$41,297,305	$22,328,423	$139,845,231
Derivative financial liabilities
Hedging instruments - Forward exchange contracts
Net settlement - outflow	$(64,315)	$-	$-	$-	$(64,315)

(6)  Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of September 30, 2019

None.

As of December 31, 2018

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 28 million	December 10, 2018~January 7, 2019

As of September 30, 2018

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 96 million	September 4, 2018~October 9, 2018

(7)  Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a. Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$575,792	$58,148	$-	$633,940
Financial assets at fair value through profit or loss, noncurrent	4,187,843	70,421	8,126,968	12,385,232
Financial assets at fair value through other comprehensive income, noncurrent	12,890,850	-	3,336,543	16,227,393

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$493,481	$34,969	$-	$528,450
Financial assets at fair value through profit or loss, noncurrent	3,612,243	44,597	7,899,007	11,555,847
Financial assets at fair value through other comprehensive income, noncurrent	8,166,277	-	3,419,200	11,585,477

	As of September 30, 2018
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$367,009	$55,317	$-	$422,326
Financial assets at fair value through profit or loss, noncurrent	4,181,431	42,652	8,284,596	12,508,679
Financial assets at fair value through other comprehensive income, noncurrent	7,996,582	-	3,726,408	11,722,990
Financial liabilities:
Hedging financial liabilities, current	-	64,315	-	64,315

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into level 1 are based on the quoted market prices in active markets.  If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.  To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the nine-month periods ended September 30, 2019 and 2018, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Option	Common stock	Preferred stock	Funds	Total	Common stock	Preferred stock	Total
As of January 1, 2019	$-	$3,077,691	$2,971,528	$1,849,788	$7,899,007	$3,235,174	$184,026	$3,419,200
Recognized in profit (loss)	-	(118,983)	287,431	(41,609)	126,839	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	(72,881)	(9,776)	(82,657)
Acquisition	-	124,477	110,751	139,218	374,446	-	-	-
Disposal	-	(1,475)	(280,716)	-	(282,191)	-	-	-
Return of capital	-	(14,954)	-	-	(14,954)	-	-	-
Exchange effect	-	5,805	14,955	3,061	23,821	-	-	-
As of September 30, 2019	$-	$3,072,561	$3,103,949	$1,950,458	$8,126,968	$3,162,293	$174,250	$3,336,543

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Option	Common stock	Preferred stock	Funds	Total	Common stock	Preferred stock	Total
As of January 1, 2018	$31,605	$3,832,537	$2,994,294	$1,183,940	$8,042,376	$3,350,694	$233,326	$3,584,020
Recognized in profit (loss)	(31,605)	(309,808)	(25,174)	75,239	(291,348)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	143,719	(1,331)	142,388
Acquisition	-	113,332	569,583	525,595	1,208,510	-	-	-
Disposal	-	(83,953)	(221,237)	-	(305,190)	-	-	-
Return of capital	-	(22,954)	-	-	(22,954)	-	-	-
Transfer to Level 3	-	22,050	-	-	22,050	-	-	-
Transfer out of Level 3	-	(442,138)	-	-	(442,138)	-	-	-
Exchange effect	-	16,391	45,754	11,145	73,290	-	-	-
As of September 30, 2018	$-	$3,125,457	$3,363,220	$1,795,919	$8,284,596	$3,494,413	$231,995	$3,726,408

Recognized as part of profit (loss) above, the profit (loss) from financial assets still held by the Company as of September 30, 2019 and 2018 were NT$20 million and NT$(165) million, respectively.

Recognized as part of other comprehensive income (loss) above, the income (loss)  from financial assets still held by the Company as of September 30, 2019 and 2018 were NT$(83) million and NT$142 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follow:

As of September 30, 2019
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2019 by NT$261 million and NT$203 million, respectively.  Other comprehensive income (loss) for the nine-month period ended September 30, 2019 by NT$229 million.

As of September 30, 2018
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	15%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) and other comprehensive income (loss) for the nine -month period ended September 30, 2018 by NT$349 million and by NT$263 million, respectively.

b. Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of September 30, 2019

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$39,499,496	$21,351,142	$18,148,354	$-	$39,152,728
Long-term loans (current portion included)	39,676,118	-	39,676,118	-	39,676,118

As of December 31, 2018

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$41,714,368	$23,929,019	$17,785,349	$-	$41,378,182
Long-term loans (current portion included)	30,826,215	-	30,826,215	-	30,826,215

As of September 30, 2018

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,129,376	$23,950,473	$18,178,903	$-	$41,287,378
Long-term loans (current portion included)	31,681,390	-	31,681,390	-	31,681,390

(8)   Significant financial assets and liabilities denominated in foreign currencies

	As of
	September 30, 2019			December 31, 2018
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,606,285	30.97	$49,746,660	$1,536,283	30.67	$47,117,775
JPY	59,060,008	0.2859	16,885,257	19,954,240	0.2764	5,515,352
EUR	2,831	33.69	95,375	2,669	35.01	93,450
SGD	51,424	22.37	1,150,336	34,325	22.41	769,217
RMB	4,923,881	4.33	21,335,178	4,089,229	4.45	18,184,800

Non-Monetary items
USD	225,694	30.97	6,989,722	215,146	30.67	6,598,528
JPY	7,704,588	0.2859	2,202,741	8,466,263	0.2764	2,340,075
SGD	7,789	22.37	174,250	8,212	22.41	184,025
RMB	48,761	4.33	211,281	49,506	4.45	220,152

Financial Liabilities
Monetary items
USD	299,707	31.07	9,311,908	322,705	30.77	9,929,626
JPY	18,798,022	0.2900	5,451,427	3,875,144	0.2805	1,086,978
EUR	4,184	34.09	142,647	13,721	35.41	485,880
SGD	89,113	22.55	2,009,475	39,650	22.59	895,677
RMB	16,112,098	4.38	70,619,325	14,332,554	4.50	64,453,497

The exchange gain or loss from monetary financial assets and liabilities
USD			254,777			635,992
JPY			38,977			39,116
EUR			6,722			8,133
SGD			(6,719)			4,473
RMB			(722,579)			(1,044,912)
Other			1,841			205

	As of
	September 30, 2018
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,441,953	30.48	$43,950,737
JPY	15,821,153	0.2674	4,230,577
EUR	3,694	35.30	130,387
SGD	28,934	22.26	644,072
RMB	5,452,588	4.41	24,062,271

Non-Monetary items
USD	233,024	30.48	7,102,577
JPY	8,810,411	0.2674	2,355,904
SGD	10,422	22.26	231,995
RMB	49,734	4.41	219,476

Financial Liabilities
Monetary items
USD	310,455	30.58	9,493,816
JPY	3,245,775	0.2715	881,229
EUR	4,341	35.70	154,992
SGD	41,171	22.44	923,872
RMB	15,104,450	4.46	67,411,163

The exchange gain or loss from monetary financial assets and liabilities
USD			524,566
JPY			(52,604)
EUR			10,751
SGD			4,088
RMB			(1,147,770)
Other			(53)

(9)  Significant intercompany transactions among consolidated entities for nine-month periods ended September 30, 2019 and 2018 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of September 30, 2019, December 31, 2018 and September 30, 2018 were as follows:

	As of
	September 30, 2019	December 31, 2018	September 30, 2018
Total liabilities	$169,000,173	$158,068,415	$160,111,263
Less: Cash and cash equivalents	(86,754,723)	(83,661,739)	(81,520,158)
Net debt	82,245,450	74,406,676	78,591,105
Total equity	205,044,294	206,536,491	212,557,966
Total capital	$287,289,744	$280,943,167	$291,149,071
Debt to capital ratios	28.63%	26.48%	26.99%

13.  ADDITIONAL DISCLOSURES

(1)  The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a. Financing provided to others for the nine-month period ended September 30, 2019: Please refer to Attachment 2.

b. Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2019: Please refer to Attachment 3.

c. Securities held as of September 30, 2019 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d. Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2019: Please refer to Attachment 5.

e. Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2019: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2019: Please refer to Attachment 7.

g. Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2019: Please refer to Attachment 8.

h. Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2019: Please refer to Attachment 9.

i.  Names, locations and related information of investees as of September 30, 2019 (excluding investment in Mainland China): Please refer to Attachment 10.

j.  Financial instruments and derivative transactions: Please refer to Note 12.

(2)  Investment in Mainland China

a. Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b. Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, Attachment 2, Attachment 3 and Attachment 8.

14.  OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of September 30, 2019, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy.

Reportable segment information for the three-month and nine-month periods ended September 30, 2019 and 2018 were as follows:

	For the three-month period ended September 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$37,730,926	$7,514	$37,738,440	$-	$37,738,440
Segment net income (loss), net of tax	1,944,297	(115,714)	1,828,583	109,826	1,938,409
Acquisition of property, plant and equipment	3,550,237	-	3,550,237	-	3,550,237
Acquisition of intangible assets	731,761	-	731,761	-	731,761
Cash payments for the principal portion of the lease liability	150,264	4,638	154,902	-	154,902
Depreciation	11,499,367	33,878	11,533,245	-	11,533,245
Share of profit or loss of associates and joint ventures	(921)	-	(921)	109,826	108,905
Income tax expense (benefit)	17,845	21,131	38,976	-	38,976

	For the three-month period ended September 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$39,328,727	$57,929	$39,386,656	$-	$39,386,656
Operating revenues from sales among intersegments	-	1,925	1,925	(1,925)	-
Segment net income (loss), net of tax	207,607	(91,453)	116,154	80,704	196,858
Acquisition of property, plant and equipment	5,612,233	-	5,612,233	-	5,612,233
Depreciation	12,432,730	37,458	12,470,188	-	12,470,188
Share of profit or loss of associates and joint ventures	112,478	-	112,478	80,704	193,182
Income tax expense (benefit)	631,053	612	631,665	-	631,665

	For the nine-month period ended September 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$106,292,701	$59,882	$106,352,583	$-	$106,352,583
Segment net income (loss), net of tax	2,997,437	(382,960)	2,614,477	358,923	2,973,400
Acquisition of property, plant and equipment	13,016,979	-	13,016,979	-	13,016,979
Acquisition of intangible assets	1,508,795	-	1,508,795	-	1,508,795
Cash payments for the principal portion of the lease liability	435,152	14,005	449,157	-	449,157
Depreciation	35,057,561	104,131	35,161,692	-	35,161,692
Share of profit or loss of associates and joint ventures	146,990	-	146,990	358,923	505,913
Income tax expense (benefit)	(222,738)	20,517	(202,221)	-	(202,221)
Impairment loss	-	85,202	85,202	-	85,202

	For the nine-month period ended September 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenue from external customers	$115,532,965	$202,405	$115,735,370	$-	$115,735,370
Operating revenue from sales among intersegments	-	16,154	16,154	(16,154)	-
Segment net income (loss), net of tax	5,678,113	(472,109)	5,206,004	437,188	5,643,192
Acquisition of property, plant and equipment	15,229,219	-	15,229,219	-	15,229,219
Depreciation	37,922,850	133,506	38,056,356	-	38,056,356
Share of profit or loss of associates and joint ventures	66,389	(23,244)	43,145	437,188	480,333
Income tax expense (benefit)	(870,857)	(1,165)	(872,022)	-	(872,022)

	As of September 30, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$372,982,212	$1,011,150	$373,993,362	$51,105	$374,044,467
Segment liabilities	$167,921,280	$1,199,138	$169,120,418	$(120,245)	$169,000,173

	As of December 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$363,529,040	$1,263,368	$364,792,408	$(187,502)	$364,604,906
Segment liabilities	$157,000,054	$1,068,722	$158,068,776	$(361)	$158,068,415

	As of September 30, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$371,491,269	$1,613,797	$373,105,066	$(435,837)	$372,669,229
Segment liabilities	$158,958,306	$1,244,434	$160,202,740	$(91,477)	$160,111,263

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2019

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$35,623,821	Net 60 days	33%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,753,210	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,998,535	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	608,413	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	907,467 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	28,914	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	570,409	Net 60 days	1%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	123,523	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	30,800	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	179,689	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	48,505	-	0%

For the nine-month period ended September 30, 2018

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$43,416,250	Net 60 days	38%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,928,503	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	3,046,577	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	732,362	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	1,036,687 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	24,661	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	483,536	Net 60 days	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	87,980	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	246,337	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	38,798	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	181,558	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	49,128	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	Yes	$7,742,500	$7,742,500	$1,238,800	2.87%-3.06%	The need for short-term financing	$-	Business turnover	$-	None	$-	$20,463,890	$81,855,558

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	No	$2,423	$2,423	$2,423	9.00%	Needs for operation	$2,423	-	$2,423	None	$-	$2,423	$32,659

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.
Note 3: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	2	$92,087,503	$2,448,000	$748,000 (Note 5)	$747,900 (Note 5)	$-	0.37%	$92,087,503
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	92,087,503	15,577,910	14,772,690 (Note 6)	14,517,875 (Note 6)	-	7.22%	92,087,503

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.]

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 7)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 7)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$10,076,080	$9,108,824	$9,108,824	$4,148,343	$-	40.68%	$10,076,080

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.

              5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.

              7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.

              2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.

              The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of Septmeber 30, 2019.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million, it has been fully repaid in January 2019.

On December 12, 2018, the board of directors resolved to increase the endorsement amounted to NT$748 million. As of September 30, 2019, actual amount provided was NT$748 million.

Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.

             On March 7, 2018, the board of directors resolved to increase the endorsement amounted to USD 152 million, on October 24, 2018, the board of directors resolved to increase the endorsement amounted to USD 41 million.

On July 24, 2019, the board of directors resolved to decrease the endorsement amounted to USD 26 million. Total endorsement amount is up to USD 477 million.
As of September 30, 2019, actual amount provided was NT$14,518 million.
Note 7: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2019.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2019.

             The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Securities held as of September 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	$122,548	6.56	$122,548	None
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	18,000	181,620	1.70	181,620	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	178,400	1.17	178,400	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	93,224	0.22	93,224	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,439,377	9.79	1,439,377	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,692	337,811	9.29	337,811	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,470,148	7.66	1,470,148	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	147,870	4.35	147,870	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	713,822	1.68	713,822	None
Stock	EPISTAR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,715	259,838	0.98	259,838	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,184	23,259	0.83	23,259	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	20,500	-	20,500	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	105,356	856,542	19.73	856,542	None
Stock	UNIMICRON HOLDING LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	20,000	820,705	17.00	820,705	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	18,447	2,070,897	15.87	2,070,897	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	196,136	8,561,337	13.03	8,561,337	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	545,835	8.67	545,835	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	16,445	2,927,137	2.70	2,927,137	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	12,000	174,250	-	174,250	None

ATTACHMENT 4 (Securities held as of September 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,514	$2,559	19.65	$2,559	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	16,687	14.87	16,687	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	1,980	14.49	1,980	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	17,225	10.23	17,225	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	48,234	9.12	48,234	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	18,630	8.18	18,630	None
Stock	NEW SMART TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	900	29,700	7.29	29,700	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150	41,360	6.93	41,360	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	526	6,616	6.67	6,616	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3	69,839	5.35	69,839	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,968	12,318	5.31	12,318	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	34,191	5.12	34,191	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	800	7,392	4.97	7,392	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	32,583	4.21	32,583	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	129,709	3.72	129,709	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	53,100	3.71	53,100	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	58,578	3.60	58,578	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	118,794	3.49	118,794	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	265	-	3.16	-	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	86,777	3.11	86,777	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	39,000	2.88	39,000	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	327	1,425	2.23	1,425	None
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	31,014	2.15	31,014	None

ATTACHMENT 4 (Securities held as of September 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$35,854	2.10	$35,854	None
Stock	MOBILE DEVICES INC.	-	Financial assets at fair value through profit or loss, noncurrent	261	-	1.96	-	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	8,000	188,400	1.82	188,400	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,141	4,507	1.71	4,507	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,114	22,404	1.02	22,404	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	13,010	0.95	13,010	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	582	5,413	0.84	5,413	None
Stock	POWERTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.75	-	None
Stock	TIGERAIR TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,300	53,300	0.65	53,300	None
Stock	FUSHENG PRECISION CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	700	125,300	0.53	125,300	None
Stock	QUASER MACHINE TOOLS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	200	10,020	0.50	10,020	None
Stock	KHGEARS INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	58	4,814	0.12	4,814	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	3	0.02	3	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	186,169	-	186,169	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	126,145	-	126,145	None
Stock-Preferred Stock	CEREBREX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1	5,699	-	5,699	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	906	-	906	None
Convertible bonds	JIH LIN TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	10,060	-	10,060	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	270,690	7.00	270,690	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Financial assets at fair value through other comprehensive income, noncurrent	16,079	215,455	0.14	215,455	None
Convertible bonds	ALLTOP TECHNOLOGY CO., LTD.	-	Prepayments for investments	50	5,065	-	N/A	None

TLC CAPITAL CO., LTD.

				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, current	-	$3,097	-	$3,097	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	114,834	18.18	114,834	None

ATTACHMENT 4 (Securities held as of September 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,433	$52,460	15.35	$52,460	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	108,756	13.99	108,756	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	9	251,177	9.00	251,177	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,252	14,095	6.08	14,095	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,529	173,567	4.98	173,567	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	8,268	4.91	8,268	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,435	24,457	4.62	24,457	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2	59,862	4.58	59,862	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	177,051	4.24	177,051	None
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	779	14,363	3.23	14,363	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,829	7,223	2.74	7,223	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	7,831	2.67	7,831	None
Stock	ENTEREX INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	22,920	1.08	22,920	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	30,150	0.87	30,150	None
Stock	MATERIALS ANALYSIS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	33,550	0.80	33,550	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	369,846	0.77	369,846	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	77,043	0.64	77,043	None
Stock	POWTEC ELECTROCHEMICAL CORP.(formerly POWERTEC ENERGY CORP.)	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.49	-	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	9,910	0.20	9,910	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	6,532	-	6,532	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	183,921	-	183,921	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	-	-	-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	26,499	187,281	-	187,281	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,819	139,911	-	139,911	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	171,419	-	171,419	None

ATTACHMENT 4 (Securities held as of September 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, noncurrent	359		$17,905	-		$17,905	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,739		186,044	-		186,044	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863		279,254	-		279,254	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000		66,702	-		66,702	None

UMC CAPITAL CORP.

				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	907	-	USD	907	None
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Convertible bonds	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	681	-	USD	681	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,612	-	USD	1,612	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	662	14.33	USD	662	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	15,457	11.47	USD	15,457	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	5,674	10.81	USD	5,674	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	11,467	9.76	USD	11,467	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3	USD	2,255	5.35	USD	2,255	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	7,158	5.03	USD	7,158	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,641	4.53	USD	1,641	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	4	USD	3,604	4.00	USD	3,604	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,582	1.76	USD	2,582	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,912	1.69	USD	2,912	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	190	0.46	USD	190	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	7,299	-	USD	7,299	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,052	USD	3,477	-	USD	3,477	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	2,254	-	USD	2,254	None

ATTACHMENT 4 (Securities held as of September 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,683	USD	8,077	-	USD	8,077	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	276	USD	121	-	USD	121	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	64	USD	2,952	-	USD	2,952	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	27,819	USD	5,092	-	USD	5,092	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,866	USD	1,383	-	USD	1,383	None
Stock-Preferred stock	SHOCARD, INC.	-	Financial assets at fair value through profit or loss, noncurrent	517	USD	129	-	USD	129	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	25	-	USD	25	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	4,650	-	USD	4,650	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	6,589	-	USD	6,589	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,855	USD	796	-	USD	796	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,511	-	USD	4,511	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	RENIAC, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,287	USD	2,266	-	USD	2,266	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	174	USD	300	-	USD	300	None
Stock-Preferred stock	SENSIFREE LTD.	-	Prepayments for investments	-	USD	565	-		N/A	None

TERA ENERGY DEVELOPMENT CO., LTD.
				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375		$5,913	1.18		$5,913	None

NEXPOWER TECHNOLOGY CORP.
				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	54		$-	18.00		$-	None

ATTACHMENT 4 (Securities held as of September 30, 2019) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

SINO PARAGON LIMITED
				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$87,297	11.13		$87,297	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		33,237	5.00		33,237	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
				September 30, 2019
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	48,761	9.71	RMB	48,761	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2019)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount

None

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments

None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments

None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$35,623,821	39%	Net 60 days	N/A	N/A		$7,753,210	36%
UMC GROUP JAPAN	Subsidiary	Sales		2,998,535	3%	Net 60 days	N/A	N/A		608,413	3%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		907,467	1%	Net 30 days	N/A	N/A		28,914	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		626,965	1%	Month-end 60 days	N/A	N/A		116,679	1%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,120,416	98%	Net 60 days	N/A	N/A	USD	250,857	100%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	17,370	2%	Net 60 days	N/A	N/A		-	-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	3,992	0%	Net 60 days	N/A	N/A	USD	1,005	0%

UMC GROUP JAPAN
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	9,819,872	94%	Net 60 days	N/A	N/A	JPY	2,141,835	93%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	611,845	6%	Net 60 days	N/A	N/A	JPY	170,870	7%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	87,763	5%	Net 45 days	N/A	N/A	RMB	17,222	5%
UMC GROUP JAPAN	Associate	Sales	RMB	39,716	2%	Net 60 days	N/A	N/A	RMB	11,194	3%
UMC GROUP (USA)	Associate	Sales	RMB	27,302	2%	Net 60 days	N/A	N/A	RMB	7,108	2%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	126,074	10%	Net 60 days	N/A	N/A		$-	-

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-	$7,753,210	$15,828	$7,769,038	6.31	$-	-	$4,387,472	$-
UMC GROUP JAPAN	Subsidiary	-	608,413	5,946	614,359	5.28	19,447	Collection in subsequent period	273,626	-
FARADAY TECHNOLOGY CORP.	Associate	-	116,679	16	116,695	8.25	-	-	21,529	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2019) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,724,686	$(3,559)	$(3,559)
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	146,020	2,232	2,232
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	3,786,453	256,644	256,644
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	12,715,562	(4,126,711)	(4,126,711)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	387,600	100.00	4,212,875	(34,620)	(34,620)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	43,232	324	324
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		4,160,053	462,000	100.00	4,911,950	(261,753)	(271,238)
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	109,293	56,792	56,792
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	20,182	744	744
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	601,753	23,305	23,305
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	123,513	2,613	2,613
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	22,833,082	316,131	316,131
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,894,660		1,707,482	144,948	79.92	296,030	(220,291)	(174,968)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,956,791		5,956,791	33,998	47.75	(119,624)	(361,930)	(172,826)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	2,122	(6,191)	(33,097)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	604,957	74,958	31,482
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		1,650,000		1,680,000	165,000	40.00	1,543,533	132,394	52,958
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	168,973	36.49	3,809,622	1,067,652	389,564
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	3,562,799	180,848	55,832
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,453,030	(76,458)	(10,533)

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2019) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	18,655	100.00		$62,528		$(21,030)		$(21,030)
PURIUMFIL INC.	Tainan City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		-	1,000	44.45		8,923		(2,423)		(1,077)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		1,688,630		1,688,630	23,827	33.46		(83,835)		(361,930)		(121,120)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		-		-		-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		133,151		(130,280)		(32,752)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		283,439		283,439	14,247	22.39		268,224		152,129		30,544
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.66		3,803		(220,291)		(1,488)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$11,951		$(1,924)		$(1,924)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	6,000	USD	6,000	6,000	30.00		142,593		(77,847)		(20,368)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	26.89		26,131		(20,219)		(5,437)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		888,019		888,019	8,645	12.14		(30,419)		(361,930)		(43,947)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		-		22,581	-	-		-		(1)		(0)

UMC CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	550	USD	4	USD	4
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	5,498	USD	18,915	USD	1,571

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$37,596		$6,313		$6,313
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		-		-
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project		-	EUR	1,120	-	-		-		-		-

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2019) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,500	USD	1,500	1,500	100.00	$3,755	$(5,375)	$(5,375)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00	$2,812	$187	$187

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00	$32,322	$(91,450)	$(91,450)	Note

Note: NEXPOWER TECHNOLOGY CORP. expected to dispose of SOCIALNEX ITALIA 1 S.R.L., the wholly-owned subsidiary, and reclassify this investment from the investments accounted for under the equity method  to non-current assets held for sale as of September 30, 2019.

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$22,760,040	$319,481	$319,481

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$22,760,040	$319,481	$319,481

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$31,173	$(10)	$(10)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	35,775	1,098	1,098
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	546,343	22,612	22,612
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00	9,271	(156)	(156)

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2019) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2019			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$12,688,313	$(4,126,711)	$(4,126,711)

ATTACHMENT 11 (Investment in Mainland China as of September 30, 2019)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2019		Investment flows		Accumulated outflow of investment from Taiwan as of September 30, 2019				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of September 30, 2019		Accumulated inward remittance of earnings as of September 30, 2019
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,776 800)	(ii)SOARING CAPITAL CORP.	(USD	$24,776 800)	$-	$-	(USD	$24,776 800)		$(1,926)	100.00%		$(1,926) (iii)		$11,710		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	23,228 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	23,228 750)	-	-	(USD	23,228 750)		6,324	100.00%		6,324 (iii)		37,054	(USD	136,020 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,601,480 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	627,143 ]20,250)	-	-	(USD	627,143 20,250)	(RMB	(125,380) (28,936))	25.14%	(RMB	(31,523) (7,275)) (ii)	(RMB	116,419 26,868)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,887,326 3,205,014)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,572,889 309,102)	-	-	(USD	9,572,889 309,102)	(RMB	301,308 69,538)	98.14% (Note 4)	(RMB	295,688 68,241) (ii)	(RMB	21,973,726 5,071,250)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	129,990 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	8,059 1,860)	98.14%	(RMB	7,908 1,825) (iii)	(RMB	193,884 44,746)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	55,019,541 12,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	29,884,997 964,966) (Note5)	-	-	(USD	29,884,997 964,966) (Note5)	(RMB	(7,806,359) (1,801,606))	64.95%	(RMB	(5,070,009) (1,170,092)) (ii)	(RMB	16,357,084 3,775,002)		-

Accumulated investment in Mainland China as of September 30, 2019		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$40,133,033 (USD 1,295,868)			$50,410,643 (USD 1,627,725)			$122,783,337

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
	(i) The financial report was reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the auditors of the parent company.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee.  The investment has been approved by the Investment Commission, MOEA

	in the total amount of USD 383,569 thousand. As of September 30, 2019, the amount of investment has been all remitted.
Note 5 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.

The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 1,222,356 thousand.  As of September 30, 2019, the amount of investment  has been all remitted.